SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of March 31, 2017.

FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

BALANCE SHEET

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

Stated in thousands of pesos

	03.31.17	12.31.16
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	10,751,034	14,176,412
Due from banks and correspondents	30,305,044	33,894,586

Argentine Central Bank (BCRA)	24,452,045	31,230,217
Other local	1,589	694
Foreign	5,851,410	2,663,675

	41,056,078	48,070,998

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	5,646,590	4,274,229
Holdings booked at amortized cost (Exhibit A)	1,243,404	904,089
Instruments issued by the BCRA (Exhibit A)	17,094,292	7,375,103
Investments in listed private securities (Exhibit A)	53	49
Less: Allowances (Exhibit J)	217	213

	23,984,122	12,553,257

C. LOANS:
To government sector (Exhibits B, C and D)	156	98,819
To financial sector (Exhibits B, C and D)	4,574,010	3,703,085

Interfinancial – (Call granted)	1,729,182	725,585
Other financing to local financial institutions	2,716,366	2,762,202
Interest and foreign currency exchange differences accrued and pending collection	128,462	215,298
To non financial private sector and residents abroad (Exhibits B, C and D)	76,544,662	73,751,889

Overdraft	9,470,393	9,546,565
Discounted instruments	10,085,833	10,896,722
Real estate mortgage	1,892,840	1,889,443
Collateral Loans	2,665,570	2,916,652
Consumer	10,522,971	9,368,939
Credit cards	23,077,159	22,520,843
Other (Note 5.a.)	18,085,631	15,838,284
Interest and foreign currency exchange differences accrued and pending collection	1,059,914	1,103,787
Less: Interest documented together with main obligation	315,649	329,346
Less: Allowances (Exhibit J)	1,700,647	1,573,590

	79,418,181	75,980,203

Carried Forward	144,458,381	136,604,458

(Cont.)

	03-31-17	12-31-16
Brought forward	144,458,381	136,604,458

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	979,229	928,612
Amounts receivable for spot and forward sales to be settled	17,062,493	204,296
Instruments to be received for spot and forward purchases to be settled (Exhibits O)	7,327,826	485,109
Unlisted corporate bonds (Exhibits B, C and D)	249,926	325,925
Non-deliverable forward transactions balances to be settled (Note 12)	54,480	35,894
Other receivables not covered by debtor classification regulations	8,089	12,156
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	487,528	409,395
Less: Allowances (Exhibit J)	4,580	5,074

	26,164,991	2,396,313

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	1,998,082	1,968,270
Interest accrued pending collection (Exhibits B, C and D)	26,543	24,645
Less: Allowances (Exhibit J)	23,602	27,187

	2,001,023	1,965,728

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	843,593	924,382
Other (Note 5.b.) (Exhibit E)	489,617	410,171
Less: Allowances (Exhibit J)	5	5

	1,333,205	1,334,548

G. OTHER RECEIVABLES:
Other (Note 5.c.)	3,346,733	2,997,513
Other interest accrued and pending collection	3,055	1,219
Less: Allowances (Exhibit J)	679,695	614,105

	2,670,093	2,384,627

H. PREMISES AND EQUIPMENT (Exhibit F):	3,307,255	3,182,727

I. OTHER ASSETS (Exhibit F):	900,777	878,104

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	3,386	3,476
Organization and development expenses	327,878	312,161

	331,264	315,637

K. SUSPENSE ITEMS:	10,748	11,229

TOTAL ASSETS:	181,177,737	149,073,371

(Cont.)

	03.31.17	12.31.16
LIABILITIES:
L. DEPOSITS (Exhibits H and I):
Government sector	1,679,298	2,640,909
Financial sector	144,965	247,891
Non financial private sector and residents abroad	120,999,527	111,763,305

Checking accounts	20,465,953	19,896,819
Savings deposits	46,980,960	42,591,055
Time deposits	39,657,833	35,133,599
Investments accounts	85,194	85,194
Other	13,015,773	13,429,450
Interest and foreign currency exchange differences accrued payable	793,814	627,188

	122,823,790	114,652,105

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	20,179	31,970

Other	20,179	31,970
Banks and International Institutions (Exhibit I)	276,407	636,153
Unsubordinated corporate bonds (Exhibit I)	1,601,050	1,746,166
Amounts payable for spot and forward purchases to be settled	6,926,091	325,111
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	17,762,150	402,153
Non-deliverable forward transactions balances to be settled (Note 12)	4,967	6,354
Other (Note 5.d.) (Exhibit I)	9,121,320	8,782,285
Interest and foreign currency exchange differences accrued payable (Exhibit I)	50,437	59,948

	35,762,601	11,990,140

N. OTHER LIABILITIES:
Dividends payable	911,000	—
Other (Note 5.e.)	3,203,039	4,584,690

	4,114,039	4,584,690

O. ALLOWANCES (Exhibit J):	1,283,228	1,342,954

P. SUSPENSE ITEMS:	39,274	43,447

TOTAL LIABILITIES:	164,022,932	132,613,336

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	17,154,805	16,460,035

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	181,177,737	149,073,371

(Cont.)

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	03.31.17	12.31.16
DEBIT ACCOUNTS
Contingent
Guaranties received	23,452,688	22,489,359
Contra contingent debit accounts	775,862	1,104,103

	24,228,550	23,593,462

Control
Receivables classified as irrecoverable	935,658	826,967
Other (Note 5.f.)	257,008,835	232,449,657
Contra control debit accounts	7,291,259	1,686,184

	265,235,752	234,962,808

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions (Note 12)	2,423,245	2,623,708
Interest rate swap (Note 12)	2,501,480	2,251,362
Contra derivatives debit accounts	2,109,013	3,186,904

	7,033,738	8,061,974

TOTAL	296,498,040	266,618,244

CREDIT ACCOUNTS
Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	247,460	176,296
Guaranties provided to the BCRA	—	227,946
Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	283,613	264,058
Other guaranties given non covered by debtor classification regulations	74,478	87,776
Other covered by debtor classification regulations (Exhibits B, C and D)	170,311	348,027
Contra contingent credit accounts	23,452,688	22,489,359

	24,228,550	23,593,462

Control
Items to be credited	1,753,756	1,436,763
Other	5,537,503	249,421
Contra control credit accounts	257,944,493	233,276,624

	265,235,752	234,962,808

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions	2,109,013	3,186,904
Contra credit derivatives accounts	4,924,725	4,875,070

	7,033,738	8,061,974

TOTAL	296,498,040	266,618,244

The accompanying notes 1 through 22 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENT OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	03.31.17	03.31.16
A. FINANCIAL INCOME
Interest on loans to the financial sector	223,595	144,946
Interest on overdraft	769,018	691,193
Interest on discounted instruments	463,665	522,801
Interest on real estate mortgage	88,634	101,694
Interest on collateral loans	151,693	145,790
Interest on credit card loans	1,064,647	984,737
Interest on other loans	1,163,554	912,852
Interest on other receivables from financial transactions	548	152
Interest on financial leases	100,242	110,024
Income from secured loans—Decree 1387/01	1,081	9,072
Income from government and private securities	573,554	954,051
Indexation by benchmark stabilization coefficient (CER)	100,285	161,520
Gold and foreign currency exchange difference	306,382	365,004
Other	219,821	250,493

	5,226,719	5,354,329

B. FINANCIAL EXPENSES
Interest on checking accounts	14,811	—
Interest on savings deposits	7,760	7,959
Interest on time deposits	1,533,688	1,836,100
Interest on interfinancial financing (call borrowed)	9,108	6,575
Interest on other financing from financial institutions	25	46
Interest on other liabilities from financial transactions	120,992	141,179
Other interest	629	1,234
Indexation by CER	1,915	127
Contribution to the deposit guarantee fund (Note 9)	48,770	127,993
Other	380,573	343,205

	2,118,271	2,464,418

GROSS INTERMEDIATION MARGIN - GAIN	3,108,448	2,889,911

C. ALLOWANCES FOR LOAN LOSSES	305,238	160,026

Carried Forward	2,803,210	2,729,885

(Cont.)

	03.31.17	03.31.16
Brought forward	2,803,210	2,729,885

D. SERVICE CHARGE INCOME
Related to lending transactions	831,389	670,575
Related to liability transactions	842,305	561,359
Other commissions	78,081	64,879
Other (Note 5.g.)	431,367	312,896

	2,183,142	1,609,709

E. SERVICE CHARGE EXPENSES
Commissions	948,039	614,870
Other (Note 5.h)	299,604	163,360

	1,247,643	778,230

F. ADMINISTRATIVE EXPENSES
Payroll expenses	1,605,724	1,210,005
Fees to bank Directors and Supervisory Committee	2,714	2,414
Others profesional Fees	38,082	26,779
Advertising and publicity	82,019	67,594
Taxes	274,247	195,001
Fixed assets depreciation (Exhibit F)	87,155	54,058
Organizational expenses amortization (Exhibit G)	24,827	18,903
Other operating expenses	393,137	309,159
Others	339,969	194,353

	2,847,874	2,078,266

NET GAIN FROM FINANCIAL TRANSACTIONS	890,835	1,483,098

G. OTHER INCOME
Income from long-term investments	108,901	115,815
Punitive interests	8,445	8,349
Loans recovered and reversals of allowances	53,293	89,934
Other (Note 5.i.)	1,359,787	107,615

	1,530,426	321,713

H. OTHER EXPENSES
Punitive interests and charges paid to BCRA	168	1,507
Charge for uncollectibility of other receivables and other allowances	118,211	93,601
Amortization of difference arising from judicial resolutions	2,699	2,422
Depreciation and losses from miscellaneous assets	72	92
Amortization of Goodwill (Exhibit G)	90	—
Other (Note 5.j.)	433,251	44,105

	554,491	141,727

NET GAIN BEFORE INCOME TAX	1,866,770	1,663,084

I. INCOME TAX (Note 2.3.s))	261,000	498,000

NET INCOME FOR THE PERIOD	1,605,770	1,165,084

The accompanying notes 1 through 22 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	2017							2016
		Non capitalized contributions		Retained earnings
MOVEMENTS	Capital Stock (1)	Issuance premiums	Adjustments to stockholders’ equity (2)	Legal	Other	Unappropriated earnings	TOTAL	TOTAL
1. Balance at beginning of fiscal year	536,878	182,511	312,979	3,298,517	8,485,478	3,643,672	16,460,035	13,716,363
2. Stockholders’ Meeting held on March 30, 2017 (3)
- Dividends paid in cash	—	—	—	—	—	(911,000)	(911,000)	—
- Legal Reserve	—	—	—	728,734	—	(728,734)	—	—
- Voluntary reserve for future distributions of income	—	—	—	—	2,003,938	(2,003,938)	—	—
3. Net income for the period	—	—	—	—	—	1,605,770	1,605,770	1,165,084

4. Balance at the end of the period	536,878	182,511	312,979	4,027,251	10,489,416	1,605,770	17,154,805	14,881,447

(1)	Exhibit K.
(2)	Adjustments to stockolders’ equity refer to Adjustment to Capital Stock.
(3)	See Note 14.

The accompanying notes 1 through 22 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENT OF CASH AND CASH EQUIVALENTS FLOW FOR THE

THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	03.31.17	03.31.16
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivelents at the beginning of the fiscal year	49,775,998 (1)	28,459,917 (1)
Cash and cash equivelents at the end of the period	43,533,578 (1)	23,422,924 (1)

Net decrease in cash and cash equivelents	(6,242,420)	(5,036,993)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections from:
-Government and private securities	(10,857,311)	(2,057,427)
- Loans	1,681,901	1,178,089

to financial sector	(185,261)	(266,464)
to non-financial public sector	8,631	89
to non-financial private sector and residents abroad	1,858,531	1,444,464
- Other receivables from financial transactions	(41,174)	(198,026)
- Receivables from financial leases	(35,295)	65,585
- Deposits	6,164,852	890,439

to financial sector	(102,926)	(30,663)
to non-financial public sector	(977,538)	(603,881)
to non-financial private sector and residents abroad	7,245,316	1,524,983
- Other liabilities from financial transactions	595,105	(2,100,164)

Financing from financial or interfinancial sector (call borrowed)	—	54,000
Others (except liabilities included in Financing Activities)	595,105	(2,154,164)
Collections related to service charge income	2,157,012	1,613,783
Payments related to service charge expense	(1,244,949)	(774,632)
Administrative expenses paid	(2,936,172)	(2,112,919)
Organizational and development expenses paid	(28,168)	(33,727)
Net collections from punitive interest	8,277	6,842
Differences from judicial resolutions paid	(2,699)	(2,422)
Collections of dividends from other companies	—	120
Other collections related to other income and expenses	975,326	99,901

Net cash flows used in operating activities	(3,563,295)	(3,424,558)

Investment activities
Net payments from premises and equipment	(150,057)	(38,995)
Net payments from other assets	(107,610)	(145,869)
Other payments from investments activities	(227,843)	(294,581)

Net cash flows used in investment activities	(485,510)	(479,445)

Financing activities
Net payments / collections from:
- Unsubordinated corporate bonds	(145,116)	(233,750)
- Argentine Central Bank	(11,748)	(5,793)

Other	(11,748)	(5,793)
- Banks and international agencies	(359,746)	(458,503)
Payments of dividends	—	(97,955)
Other payments related to financing activities	(1,677,005)	(336,989)

Net cash flows used in financing activities	(2,193,615)	(1,132,990)

Decrease in cash and cash equivalents	(6,242,420)	(5,036,993)

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 22 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2017, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2016, AND

THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish—See Note 22)

(Stated in thousands of pesos)

1. CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1 Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés”, the “Bank” or the “Entity”) has its headquarter in Buenos Aires, Argentina, and operates a 252-branch network.

Since December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.95% of its capital stock as of March 31, 2017.

Part of the Bank’s capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

1.2 Capital stock

As of 31 March 2017 and 31 December 2016 capital stock amounts to 536,878 shares. Capital stock did not change during the last three fiscal years.

1.3 Registration with CNV as Settlement and Clearing Agent—Comprehensive

The Capital Markets Law Nr. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. On September 9 and 19, 2014, the Bank was finally registered as Mutual Funds’ Custodian Agent, and as a “Settlement and Clearing Agent – Comprehensive”, under Nr. 4 and Nr. 42 respectively.

1.4 Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid—in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements arise from the accounting books of the Bank and have been prepared in accordance with the rules issued by the Central Bank of Argentina (hereinafter referred to as BCRA).

2.1 Unit of measurement

In accordance with Decree 664/2003 issued by the Federal Executive and Communication “A” 3921 of the BCRA, the Entity discontinued the application of the method to restate its financial statements as of March 1, 2003.

Argentina’s professional accounting standards require the application of Technical Resolution Nr. 6 issued by the Argentine Federation of Professional Councils of Economic Sciences (modified by Technical Resolution Nr. 39) which prescribes the accounting recognition of the effects of inflation when the country’s economic environment exhibits certain features. If the restatement of financial statements into constant currency became mandatory, the adjustment is to be applied by taking as a basis the last date when the Entity adjusted its financial statements to reflect the effects of inflation.

As of March 31, 2017, the features determined by Argentina’s professional accounting standards were not exhibited and, therefore, these financial statements have not been restated into constant currency.

2.2 Comparative information

In accordance with the BCRA’s Communication “A” 4667, as amended, the balance sheet and the exhibits that so specify include comparative information as of December 31, 2016, while the statements of income, changes in stockholders’ equity and cash and cash equivalents flow show comparative information as of March 31, 2016.

2.3 Measurement methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of March 31, 2017 and December 31, 2016 such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year, respectively. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and corporate securities:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of March 31, 2017 and December 31, 2016. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of March 31, 2017 and December 31, 2016, these were valued using the amount of initial recognition, plus interest accrued using the internal rate of return.

•

Investments in listed corporate securities representative of equity: they were valued based on current listed prices as of March 31, 2017 and December 31, 2016. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

•	Federal Government secured loans – Decree Nr. 1387/2001:

As of March 31, 2017 and December 31, 2016, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by the BCRA and the book value in accordance with the provisions in the BCRA’s Communication “A” 5180.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of March 31, 2017 and December 31, 2016, the following receivables and payables have been adjusted to the CER as follows:

•

Federal government secured loans: as of December 31, 2016, they have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: they have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: they have been adjusted considering the CER prevailing as of March 31, 2017 and December 31, 2016.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions covered by debtor classification regulations, receivables from financial leases, receivables from sale of property assets and contingent commitments, the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemental by the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•

In foreign currency: they were valued according to the benchmark exchange rate published by the BCRA for each currency determined on the last business day of the end of the three month period or fiscal year.

•

Securities: holdings of government and corporate securities and instruments issued by BCRA at fair value and at amortized cost, were valued according to the method described in 2.3.b) as of March 31, 2017 and December 31, 2016.

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2017 and December 31, 2016.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of March 31, 2017 and December 31, 2016.

j)	Receivables from financial leases:

As of March 31, 2017 and December 31, 2016, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Volkswagen Financial Services Compañía Financiera S.A. and Rombo Cía, Financiera S.A.: were valued by applying the equity method, after adjustments to the BCRA accounting standards, if applicable, at the end of the period or fiscal year.

Although the Bank has a 40% interest ownership in the capital stock and voting rights of Rombo Cía, Financiera S.A., operational and financial decisions at Rombo Cía, Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

The investment in Volkswagen Financial Services Compañía Financiera S.A. was acquired on September 26, 2016 (see Note 19) generating a goodwill that is recorded as indicated in Note 2.3.m).

•	Investments in non-controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Prisma Medios de Pago S.A. and Interbanking S.A.: were valued by applying the equity method after adjustments to the BCRA accounting standards if applicable, at the end of the period or fiscal year.

•

Banco Latinoamericano de Comercio Exterior S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 2.3.a).

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

•	Other non-controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method after adjustments to the BCRA accounting standards if applicable, at the end of the period or fiscal year.

•	S.W.I.F.T. S.C.R.L.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 2.3.a).

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated to March 1, 2003 as explained in Note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned, without exceeding their recoverable value.

m)	Intangible assets:

•	Organization and development expenses: were valued at cost less accumulated amortization calculated in proportion to the months of estimated useful life.

•

Goodwill: corresponds to the difference between the total amount paid and that resulting from calculating the proportion of the capital stock acquired on the equity according to the books of Volkswagen Financial Services Compañía Financiera SA, at the date of acquisition less the corresponding accumulated amortization calculated in proportion to the estimated useful life months.

n)	Derivative transactions (see Note 12):

•	Interest rate swaps and Forward transactions:

•	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

•

Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of March 31, 2017 and December 31, 2016, the repos whose underlying assets are not subject to the volatilities published by the BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each period or fiscal year, as appropriate.

ñ)	Employee termination pay:

The Bank imputes to results the expenses employee termination at the moment of its payment.

o)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of March 31, 2017 and December 31, 2016.

p)	Allowance for other contingencies:

•

Claims brought by Consumer Groups: several consumer protection groups have brought claims against the Bank on behalf of consumers for undetermined amounts in connection with certain financial charges. The Bank and its legal advisors have reviewed and answered to such claims, rejecting the arguments of these consumer groups pursuant to the applicable laws and on grounds that the claims were not legitimate and were barred by the statute of limitations. Therefore, no significant adverse financial impact are expected in this regard.

•	It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

q)	Stockholders’ equity accounts:

They are restated to March 1, 2003 as explained in Note 2.1 except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

r)	Statement of Income Accounts:

•

As of March 31, 2017 and 2016, accounts accruing monetary transactions: financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc. were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 2.1.

•	Profit/Loss from investments in subsidiaries was computed based on such companies’ income statement adjusted as explained in Note 2.1.

s)	Income tax and Minimum Presumed Income Tax:

The Entity determines the amount charged as Income Tax in its books by application of the 35% tax rate in force over the taxable income estimated for each period/fiscal year and takes into consideration the effect of temporary differences between the book values of its assets and liabilities and their tax bases.

In this respect, the Entity received a Note from the Argentine Central Bank dated June 19, 2003 whereby it is indicated that the criterion applied has not been admitted by the accounting standards prescribed by the regulatory authority. On June 26, 2003 and based on the opinion of its legal advisors, the Entity filed a response to said Note stating that in the Entity’s opinion the accounting standards prescribed by the BCRA do not prohibit the enforcement of the deferred tax method. Resolution Nr. 118/03, adopted by the BCRA´s Superintendent of Financial and Foreign Exchange Institutions received on October 7, 2003 confirmed the terms of the above-mentioned Note and therefore, as from that date, the Entity started to recognize a provision equivalent to the net balance of the deferred tax asset.

As of March 31, 2017 and at the close of the previous fiscal year, the Entity recorded net deferred tax asset, for 620,100 and 556,100 respectively, in the account “Miscellaneous receivables – Other”; booking, as of each dates, a provision for an equivalent amount.

In addition, the current tax assessed as of March 31, 2017 and 2016 amounted to 261,000 and 498,000 respectively and had been recognized in “Income Tax” in the Statement of income.

On May 10, 2017 and on the basis of the applicable legal precedents, the Entity approved the commencement of an action for a declaration of unconstitutionality whereby the Entity claimed the unconstitutionality of the following legal provisions: Section 39 of Law Nr. 24,073, Section 4 of Law Nr. 25,561, Section 5 of the Argentine Executive Branch’s Decree Nr. 214/02 as well as any other rule and regulation rendering the inflation adjustment mechanism prescribed by Law Nr. 20,628 and subsequent modifications non-applicable. The Income Tax return that the Entity plans to file for fiscal 2016 shall contemplate the effect of such restatement mechanisms.

The net impact of such measure is an adjustment in the amount assessed as Income Tax for the fiscal year ended on December 31, 2016 for 1,185,800 included in “Other income – Other” as of March 31, 2017 which results in an Income Tax credit balance for 249,283 that includes the amounts advanced to the tax authorities as of that date net of the Provision for Income Tax corresponding to the previous fiscal year and that estimated at the end of the period and it is presented as “Miscellaneous Receivables – Tax prepayments” as of March 31, 2017.

The minimum presumed income tax is a tax that started to be levied on the fiscal years closed as of December 31, 1998 by virtue of Law Nr. 25.063, for a term of ten fiscal years. At present and after a series of term extensions, this tax shall be levied up and until December 31, 2019. The minimum presumed income tax supplements the income tax. While the latter taxes the taxable income for the fiscal year, minimum presumed income tax constitutes a minimum tax levied on the potential income from certain productive assets at the rate of 1%, in a manner such that the Entity’s tax obligation will be whichever is the greater of the two taxes. This law sets forth that the institutions governed by the Law of Financial Institutions must consider as the taxable basis for the tax an amount equivalent to 20% of their taxed assets after deducting those defined as “non-computable”. However, if the minimum presumed income tax exceeds the income tax in a given fiscal year, this excess can be computed as a payment on account of any future income tax excess over the minimum presumed income tax occurring in any of the next ten fiscal years, once the accumulated tax loss carryforwards have been exhausted.

As of March 31, 2017 and as of December 31, 2016, the Entity had not raised a provision for the minimum presumed income tax because the minimum presumed income tax had not exceeded the income tax at the end of the three month period/fiscal year.

t)	Earning per share:

As of March 31, 2017 and 2016, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each three-month period ended on those dates is as follows:

	03-31-2017	03-31-2016
Net income for the period	1,605,770	1,165,084
Earning per share for the period – (stated in pesos)	2.99	2.17

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the period or fiscal year. Actual profit/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine professional accounting standards.

The main differences between the regulations of the BCRA and the Argentine professional accounting standards are detailed below:

a)	Accounting for income tax by the deferred tax method

In accordance with Argentina’s Professional Accounting Standards (Technical Resolution Nr. 37), and as detailed in the preceding Note 2.3.s), the Entity had booked income tax by application of the deferred tax method and books the respective deferred tax asset in “Miscellaneous receivables – Other” for 620,100 and 556,100 as of March 31, 2017 and as of December 31, 2016, respectively.

Notwithstanding the above and to comply with Resolution Nr. 118/03, adopted by the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions, the Entity recognizes a provision equivalent to the total balance of the deferred tax asset booked at the end of the three month period/fiscal year.

If Argentina’s Professional Accounting Standards were to be applied, this provision should be reversed, which would generate a 64,000 increase in profits for the three-month period ended March 31, 2017 and a 14,000 increase in the loss for the three-month period ended March 31, 2016.

b)	Derivative financial instruments

As explained in Notes 2.3.n) and 12, as of March 31, 2017 and December 31, 2016, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have increased in 3,001 and decreased in 33,966, as of March 31, 2017 and December 31, 2016, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the three-month periods ended March 31, 2017 and 2016 would have been 36,967 and 10,640 (gain), respectively.

4.	TAX MATTERS

a)

On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income regarding the turnover tax for the fiscal years 2002 and 2003. The Bank responded to the notice, which was ratified on October 6, 2008 through Resolution Nr. 3631-DGR 2008 containing the official assessment.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by the administrative authorities until the appeal was decided. The judgment thus ordered that “…subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree Nr. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for income tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items detailed above”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order Nr. 905/2002 may not be levied with turnover tax in the Autonomous City of Buenos Aires; and b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with turnover tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1 handed down a new precautionary measure.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the remaining balance of the amount claimed, the Bank adhered to a scheme of payment in instalments that was settled on October 4, 2010.

b)

On December 28, 2012, the Bank was notified of Resolution Nr. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis regarding the turnover tax for the fiscal years 2004 through 2010. The Entity appealed such resolution.

On February 3, 2015, the Bank was notified of Resolution Nr. 2014-3711-DGR, which conceded the appeal in part.

This Resolution was appealed by lodging a so-called “hierarchical appeal” with the head of the governmental agency in charge of raising public revenue, which was rejected, finalizing the administrative stage.

For the sole purpose of being able to continue with the claim the Entity paid the amount claimed on November 24, 2015 in the form of capital and interest, whereas it registered a provision for the estimated fine of 4,495 as of March 31, 2017. The foregoing does not entail its acceptance of the claim.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

		03-31-2017	12-31-2016
a)	LOANS
	Loans for prefinancing and export financing	10,683,047	8,486,700
	Other fixed-rate financial loans	3,887,186	2,864,825
	Line of credit loans for production and financial inclusion	1,930,018	1,936,170
	Loans to financial entities abroad	1,581,090	1,674,658
	Other	4,290	875,931

	Total	18,085,631	15,838,284

b)	INVESTMENTS IN OTHER COMPANIES
	In controlled companies -supplementary activities	332,144	268,871
	In other non-controlled companies- unlisted	125,958	109,981
	In non-controlled companies-supplementary activities	31,515	31,319

	Total	489,617	410,171

c)	OTHER RECEIVABLES
	Guarantee deposits	1,126,110	1,120,490
	Deferred tax asset (Note 2.3.s))	620,100	556,100
	Miscellaneous receivables	570,092	549,189
	Prepayments	507,322	403,433
	Tax Advances (Note 2.3.s))	324,635	58,900
	Loans to personnel	191,890	174,371
	Advances to personnel	6,061	118,544
	Other	523	16,486

	Total	3,346,733	2,997,513

		03-31-2017	12-31-2016
d)	OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
	Accounts payable for consumption	4,734,505	4,724,388
	Collections and other operations for the account of third parties	1,904,909	1,569,700
	Other withholdings and collections at source	1,233,941	1,319,998
	Money orders payable	597,186	538,216
	Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	369,495	369,284
	Social security payment orders pending settlement	157,617	14,945
	Accrued commissions payable	18,968	16,274
	Funds raised from third parties	17,155	13,392
	Loans received from Interamerican Development Bank (IDB)	16,296	17,567
	Pending Banelco debit transactions	8,303	147,393
	Other	62,945	51,128

	Total	9,121,320	8,782,285

e)	OTHER LIABILITIES
	Accrued taxes	176,671	361,477
	Income tax payable (Note 2.3.s))	—	1,066,172
	Miscellaneous payables	1,400,442	1,245,451
	Amounts collected in advance	864,909	947,619
	Accrued salaries and payroll taxes	760,271	960,551
	Other	746	3,420

	Total	3,203,039	4,584,690

f)	MEMORANDUM ACCOUNTS – DEBIT – CONTROL
	Items in safekeeping	130,783,974	117,328,633
	Securities representative of investments in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	113,677,395	101,831,865
	Checks not yet credited	9,343,370	9,756,237
	Collections items	1,126,329	1,264,327
	Checks drawn on the Bank pending clearing	1,023,150	1,125,465
	Cash in custody on behalf of the BCRA	840,000	920,400
	Other	214,617	222,730

	Total	257,008,835	232,449,657

		03-31-2017	03-31-2016
g)	SERVICE CHARGE INCOME
	Commissions for hiring of insurances	168,532	146,228
	Commissions on debit and credit cards	79,960	47,590
	Rental of safe-deposit boxes	74,202	52,529
	Commissions for loans and guaranties	19,620	6,024
	Commissions for transportations of values	12,695	11,939
	Commissions for escrow	11,672	9,486
	Commissions for capital market transactions	10,107	3,842
	Commissions for saving accounts	8,490	2,894
	Commissions earned by direct debt	6,816	5,431
	Commissions for interbanking services	5,880	3,888
	Postal expenses recovery	5,293	—
	Commissions for salary payment	3,463	2,754
	Recovery of tax settlement expenses of residents abroad	2,730	2,590
	Transfer fees	2,354	2,470
	Commissions for Francés Net Cash	2,215	2,106
	Commissions for trust management	107	112
	Other	17,231	13,013

	Total	431,367	312,896

h)	SERVICE CHARGE EXPENSES
	Turn-over tax	154,980	110,500
	Insurance paid for life insurance	88,756	—
	Insurance paid on lease transactions	52,604	46,146
	Other	3,264	6,714

	Total	299,604	163,360

i)	OTHER INCOME
	Deferred income tax (1)	64,000	—
	Related parties expenses recovery	25,614	14,972
	Income from the Credit Card Guarantee Fund	23,044	60,184
	Interest on loans to personnel	5,982	6,961
	Earning per payment orders	—	19,432
	Rentals	192	978
	Other (Note 2.3.s))	1,240,955	5,088

	Total	1,359,787	107,615

(1)	Offset by the same amount recorded in the account Charge for uncollectibility of other receivable and other allowances from other expense category.

		03-31-2017	03-31-2016
j)	OTHER EXPENSES
	Insurance losses	11,858	6,831
	Private health insurance for former employees	5,470	4,369
	Turn-over tax	3,320	6,100
	Donations	3,179	2,607
	Deferred income tax (1)	—	14,000
	Other (2)	409,424	10,198

	Total	433,251	44,105

(1)	Offset by the same amount recorded in the account Charge for uncollectibility of other receivable and other allowances from other expense category.
(2)

This includes 393,559 that reflects the regularization in the rate applied to social security contributions starting in December 2013 until March 2017. In December 2013, the Entity reported to the Administración Federal de Ingresos Públicos (“AFIP”) that in accordance with Section 2, Sub-section b) of the Argentine Executive Branch’s Decree Nr. 814/01 and Section 1 of Law Nr. 22.016, the Entity would start applying the 17% tax rate instead of the 21% tax rate to the payment of social security contributions. The rules and regulations in force imposed said tax rate on the stock corporations in which the State holds an ownership interest and are governed by the Argentine Companies Law Nr. 19,550. The Argentine Government holds an ownership interest in the Entity through the Sustainability Guarantee Fund as from the nationalization of pension fund managers that occurred in the year 2008. Having heard about certain cases in which AFIP turned to arguments that reject the application of the 17% tax rate, the Entity decided to regularize the situation until March 2017 and for the period December 2013 – May 2016 the Entity adhered to the plan of payment in installments prescribed by General Resolution Nr. 3920/2016 which regulates Law Nr. 27,260.

6.	PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA

According to the requirements of the Communication “A” 5689 as amended of the BCRA the Bank details below the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought the by BCRA, of which the Bank has been notified:

6.1.	Penalties enforced against the Bank

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on February 21, 2014 and identified under Nr. 5706, File Nr. 100,134/11. The charges consist in having presumably operated with foreign exchange on January 18, 2010 despite failing to make available to the BCRA the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (iii) the Head of the Trading Area. On October 6, 2016, the Economic Criminal Court Nr. 4, Secretariat Nr. 7 of C.A.B.A. issued a sentence which imposes a fine in the amount of 5,000 to BBVA Banco Francés S.A. and to each of the officers. On October 21, 2016, the Entity filed an appeal against the judgment arguing that the legal asset protected by the BCRA had gone neither through an abstract danger situation nor through a specific danger situation.

On February 22, 2017 the Court of Appeals with jurisdiction over Economic Criminal Matters, Panel “A” handed down a judgment acquitting all the defendants. The judgment has became final. The case is closed.

6.2. Administrative Proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on February 22, 2008 and identified under Nr. 3511, File Nr. 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank´s branches 099, 342, 999 and 320. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office filed an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under Nr. 4539, File Nr. 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471. Paragraph 6. BBVA Banco Francés S.A. the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court Nr. 3, Criminal Division, of the City of Mar del Plata, under File Nr. 16.377/2016.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under Nr. 4524, File Nr. 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240—Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close. The case is being heard the Federal Court Nr. 1, Criminal department of the city of Mendoza, File Nr. 23,461/2015.

•

“BBVA Banco Francés S.A. Over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on July 26, 2013 and identified under Nr. 5406, File Nr. 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087—Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the Argentine Central Bank must send the file to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for foreign exchange offense by the BCRA, notified on December 23, 2015 and identified under Nr. 6666, File Nr. 101,027/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from SIKA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), allegedly the provision of the services has not been fully evidenced. BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges were accused: (i) the Foreign Trade Manager and (ii) an officer of the Area. The discovery period was declared closed by the BCRA.

On February 23, 2017 the Court of Appeals with jurisdiction over Economic Criminal Matters, Nr. 4 handed down a judgment acquitting all the defendants. The judgment has become final. The case is closed.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for foreign exchange offense by the BCRA, notified on December 23, 2015 and identified under Nr. 6684, File Nr. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), allegedly the provision of the services has not been fully evidenced. BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges were accused: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the period for the production of evidence has come to an end. The case file shall be sent to the courts with jurisdiction over criminal economic matters in the city of Buenos Aires.

The Bank and its legal advisors estimate that made a reasonable interpretation of the applicable regulations in force and do not expect an adverse financial impact on these senses.

7.	RESTRICTIONS ON ASSETS

As of March 31, 2017 and December 31, 2016, there are Bank’s assets, which are restricted as follows:

a)

The Government and Corporate securities account includes, as of December 31, 2016, 227,946 in Argentine Treasury Bonds with CER adjustment in pesos maturing in 2021. They were allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic and Safe Keeping of bills. As of March 31, 2017 there were no restricted assets within this category.

b)

The Bank held 40,674 and 41,997, respectively, in Guaranteed Bonds maturing in 2020, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank held 33,742 and 45,717, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)

The Bank has also held accounts, deposits and trusts for 2,105,340 and 2,049,102, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and futures and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES RELATED AND PARENT COMPANIES (ART. 33 OF GENERAL COMPANIES LAW)

Balances as at March 31, 2017 and December 31, 2016, for transactions with subsidiaries, associates and parent companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2017	2016	2017	2016	2017	2016
BBVA	1,224,796	404,352	933,877	272,941	135,507	126,657
BBV América S.L.	—	—	271,598	—	15,027,491	14,695,665
BBVA Francés Valores S.A.	14	12	111	215	25,521	23,057
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	10	3	248	154	29,015	29,762
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	2,424	1,580	14,614	16,843	200,119	133,902
BBVA Consolidar Seguros S.A.	16,033	14,991	8,017	7,009	45,931	45,931
PSA Finance Argentina Cía. Financiera S.A.	1,099,091	694,416	5,541	6,107	271,001	271,001
Volkswagen Financial Services Compañía Financiera S.A.	1,794,983	1,014,120	51,056	32,847	—	—
Rombo Compañía Financiera S.A.	835,810	465,463	20,523	10,656	899,612	816,278

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr. 540/95, Nr. 1292/96 and 1127/98 and BCRA’s Communication “A” 5943.

Such law provided for the creation of the company Seguros de Depósitos Sociedad Anónima (“SEDESA”) for purposes of managing the Deposit Guarantee Fund (the DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

SEDESA was incorporated in August 1995 and the Bank holds a 9.1520 % interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a four hundred and fifty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

In addition, it is established that financial institutions are required to set aside an ordinary contribution to the deposit guarantee insurance equal to 0.015% of their monthly average of daily balances of the items detailed in said regulation.

10.	TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned. As of March 31, 2017 and December 31, 2016, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of March 31, 2017 and December 31, 2016.

In addition, the Bank acts as trustee in 12 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non-financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets totaled 160,106 and 152,337 as of March 31, 2017 and December 31, 2016, respectively, and consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the establishment of a program (the “Program”) for the issuance and re-issuance of ordinary corporate bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of corporate bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption did not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies. The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the corporate bonds outstanding as of March 31, 2017 and December 31, 2016:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments
Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4,70% per annum	Quarterly
Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3,75% per annum	Quarterly
Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3,75% per annum	Quarterly
Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3,75% per annum	Quarterly
Class 17	12/28/2015	199,722	06/28/2017	Private Badlar + nominal 3,50 % per annum	Quarterly
Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + nominal 4,08 % per annum	Quarterly
Class 19	08/08/2016	207,500	02/08/2018	Private Badlar + nominal 2,40% per annum	Quarterly
Class 20	08/08/2016	292,500	08/08/2019	Private Badlar + nominal 3,23% per annum	Quarterly
Class 21	11/18/2016	90,000	05/18/2018	Private Badlar + nominal 2,75% per annum	Quarterly
Class 22	11/18/2016	181,053	11/18/2019	Private Badlar + nominal 3,50% per annum	Quarterly

The issued corporate bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 11, 13, 17 and 18 were applied to the reimbursement of time deposits, the proceeds from the issuance of Classes 19, 20, 21 and 22 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement corporate bonds Class 8.

As of March 31, 2017 and December 31, 2016, the outstanding principal and accrued interest amounts to 1,644,356 (in connection with Classes 11, 13, 16, 17, 18, 19, 20, 21 and 22 of the corporate bonds) and 1,798,353 (in connection with Classes 9, 11, 13, 16, 17, 18, 19, 20, 21 and 22 of the corporate bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of March 31, 2017:

a)

Interest rate swaps for 2,236,176 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 242,778 more than 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in Note 2.3.n.1.) recognizing the amount of 15,368 as income for the period.

The estimated fair value of said instruments amounts to 9,176 (Assets). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of period, the above transactions were recorded under “Memorandum Accounts—Debit Accounts – Derivatives – Interest rate swap” for 2,478,954. Balances receivable of 7,372 recorded under “Other Receivables from Financial Transactions – Non deliverable forward transactions balances to be settled” and balances payable for 1,197 recorded under “Other liabilities from financial transactions – Non deliverable forward transactions balances to be settled”.

b)

Interest rate swap for 22,526 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts—Debit Accounts –Derivatives – Interest rate swap” for 22,526.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,423,245 and 2,109,013, which are recorded under “Memorandum Accounts—Debit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts—Credit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively. Balances receivable for 47,108 recorded under “Other Receivables from Financial Transactions—Non deliverable forward transactions balances to be settled” and balances payable for 3,770 recorded under “Other liabilities from financial transactions – Non deliverable forward transactions balances to be settled”.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 2.3.n.). As of the end of the period, they generated a gain of 15,135.

d)

Forward sales of BCRA Bills under repurchase agreements for 9,753,072, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 2.3.g) recognizing the amount of 132,198 as income for the period.

e)

Forward purchases of BCRA Bills under reverse repurchase agreements, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 2.3.g) recognizing the amount of 22,438 as expense for the period.

II.	Transactions as of December 31, 2016:

a)

Interest rate swaps for 1,984,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 242,778 more than 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in Note 2.3.n.1.) recognizing the amount of 8,136 as income for the fiscal year.

The estimated fair value of said instruments amounts to 28,167 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts—Debit Accounts – Derivatives – Interest rate swap” for 2,227,278.

b)

Interest rate swap for 24,084 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of fiscal year the above transaction was recorded under “Memorandum Accounts—Debit Accounts –Derivatives – Interest rate swap” for 24,084.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,623,708 and 3,186,904, which are recorded under “Memorandum Accounts—Debit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts—Credit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 2.3.n.). As of the end of the fiscal year, they generated a gain of 221,078.

d)

Forward sales of BCRA Bills under repurchase agreements for 64,872, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 2.3.g) recognizing the amount of 70,390 as income for fiscal year.

e)

Forward purchases of BCRA Bills under reverse repurchase agreements for 134,027 and 1,065 of government securities, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 2.3.g) recognizing the amount of 141,395 as expense for the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1 Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 22,500 and the minimum of liquid assets required by those rules would be 10,250. This amount comprises National Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of March 31, 2017 and December 31, 2016, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by the CNV.

13.2 The Bank’s operations as Mutual Funds’ Custodian Agent

As of March 31, 2017 and December 31, 2016, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Bonos Argentina”, “FBA Renta Pesos”, “FBA Calificado”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Acciones Argentinas”, “FBA Renta Pesos Plus”, “FBA Renta Mixta”, “FBA Renta Fija Dólar”, “FBA Renta Fija Dólar Plus” and “FBA Bonos Globales” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate bonds, government securities, indexes, deferred payment checks, securities issued by the BCRA, treasury bills issued by the government of the City of Buenos Aires, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 21,022,153 and 7,902,234, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts— Debit Accounts -Control—Other”.

The Investment Funds´ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	03-31-2017	12-31-2016
FBA Ahorro Pesos	15,344,735	11,269,857
FBA Bonos Argentina	4,055,210	2,793,125
FBA Renta Pesos	3,807,548	2,609,965
FBA Calificado	474,889	393,708
FBA Horizonte	198,420	252,402
FBA Acciones Argentinas	157,315	35,594
FBA Acciones Latinoamericanas	144,629	101,400
FBA Renta Mixta	109,836	9,055
FBA RentaFija Dólar	97,007	—
FBA Renta Fija Dolar Plus	42,675	—
FBA Renta Pesos Plus	10,405	10,083
FBA Bonos Globales	277	282

Total	24,442,946	17,475,471

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	On March 30, 2017, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the allocation of earnings as follows:

•	To Legal Reserve: 728,734

•	To Cash dividend: 911,000 (*)

•	To Voluntary reserve for future distributions of income: 2,003,938 (*)

(*) Subject to BCRA’s approval. See paragraph b) below.

b)

In accordance with the provisions of current regulations on “ Distribution of results” of the Central Bank, for the purposes of calculating the balance of distributable profits be made in non-accounting deductions form of the sum of the amounts recorded in the account earnings and the discretionary reserve for future distributions results. It also must be authorized by the BCRA´s Superintendency of Financial and Foreign Exchange in order to verify the correct application of the method described by the same for the distribution of results.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The following are the items computed for compliance with the minimum cash requirements according to the regulations of the BCRA, with their corresponding balances as of March 31, 2017 and December 31, 2016:

	03-31-17	12-31-16
COMPUTABLE COMPLIANCE IN PESOS
Special Guarantee Accounts	848,261	838,156
BCRA Checking Account	7,327,000	12,233,321
Special social security accounts	143,212	—

TOTAL	8,318,473	13,071,477

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)
Special Guarantee Accounts	74,172	76,431
BCRA Checking Account	16,784,295	18,836,268

TOTAL	16,858,467	18,912,699

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)
BCRA Checking Account	197,538	160,628

TOTAL	197,538	160,628

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The statements of cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, details of the items that the Bank considers to be cash and cash equivalents are shown below:

	03-31-17	12-31-16	03-31-16	12-31-15
a) Cash and due from banks	41,056,078	48,070,998	23,342,924	27,942,617
b) Loans to financial sector, call granted maturity date less than three months	2,477,500	1,705,000	80,000	517,300

CASH AND CASH EQUIVALENTS	43,533,578	49,775,998	23,422,924	28,459,917

Loans to the financial sector and call granted with a maturity of less than three months indicated in section b) is considered to be cash equivalents because they it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

17.	THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION Nr. 629/14

The CNV issued its General Resolution Nr. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	IFRS CONVERGENCE IMPLEMENTATION PLAN.

In the framework of the BCRA Communication “A” 5541 dated February 12, 2014, which set forth that the institutions within the scope of the Law of Financial Institutions were to converge towards the International Financial Reporting Standards (IFRS) for application to the preparation of financial statements for the fiscal years starting as from January 1, 2018, the Entity has filed with the BCRA a reconciliation of its main assets and liabilities under the IFRS as adopted by the BCRA (“IFRS BCRA”) as of December 31, 2015, June 30, 2016 and December 31, 2016 together with the relevant external auditor’s special report in each case. These reconciliations were issued solely to be used by the BCRA in its role as supervisory and regulatory authority. Therefore, they are not information in the public domain.

BCRA Communication “A” 6114 issued by BCRA on December 12, 2016 set forth that IFRS were to be applied as from the fiscal years starting as from January 1, 2018 with an only temporary exception, namely, Paragraph 5.5, Impairment of value under IFRS 9, establishing certain clarifications and requirements in the implementation process that make up, overall, the IFRS BCRA.

As of the date of these financial statements, the Entity continues to work on the process to converge towards the IFRS BCRA, with the respective adjustments in systems and processes. Therefore, the items and figures contained in the reconciliation included in this Note might change and it is only when the consolidated financial statements for fiscal 2018 when the IFRS BCRA are applied for the first time that they will be considered to be final.

To satisfy the requirements imposed by the BCRA in its Communication “A” 6206 on March 21, 2017, a reconciliation of balances as of March 31, 2017 with the accounting framework established by the IFRS BCRA is presented below applying to such purpose the presentation guidelines defined by the regulatory authority which differ from those contained in the IFRS.

According to the requirements imposed by IFRS 1—First-time Adoption of International Financial Reporting Standards, the Entity has elected to use the option set forth in Appendix D Paragraph 5 in connection with the adoption of fair value (market value) of real estate assets as the deemed cost as of January 1, 2017. To that end, the Entity hired the services of independent professional appraisers who conducted on-site valuations in each one of the properties owned by the Entity.

Reconciliation of balances with the accounting framework for convergence towards IFRS BCRA:

a)	Individual Information

Captions	BCRA	IFRS Adjustment	IFRS Balance
Assets
Cash and due from banks	41,056,078	—	41,056,078
Government and private securities	23,984,122	(9,879,268)	14,104,854
Loans	79,418,181	(660,961)	78,757,220
Other receivables from financial transactions	26,164,991	27,875	26,192,866
Receivables for financial leases	2,001,023	—	2,001,023
Investment in other companies	1,333,205	75,693	1,408,898
Other receivables	2,670,093	(529,216)	2,140,877
Premise and equipment	3,307,255	4,749,741	8,056,996
Other assets	900,777	55,179	955,956
Intangible assets	331,264	—	331,264
Suspense items	10,748	—	10,748
Other assets	—	—	—
Other assets according to IFRS 10			—

	181,177,737		175,016,780

Liabilities
Deposits	122,823,790	—	122,823,790
Other liabilities for financial transactions	35,762,601	(9,868,904)	25,893,697
Other Liabilities	4,114,039	—	4,114,039
Allowances	1,283,228	—	1,283,228
Subordinated obligations	—	—	—
Suspense items	39,274	—	39,274
Non-controlling interests	—	—	—
Other liabilities	—	—	—
Other liabilities according to IFRS 10		—	—

	164,022,932		154,154,028

Captions	BCRA	First-time Adoption of IFRS Adjustment	IFRS Adjustment	IFRS Balance
Equity attributable to the controlling entity’s owners
Capital stock, contributions and reserves	15,549,035	—	—	15,549,035
Other Comprehensive Income		13,596	(4,126)	9,470
Unappropriated retained earnings	1,605,770	3,708,804	(10,327)	5,304,247

	17,154,805			20,862,752
Equity attributable to minority interests		—	—	—

	17,154,805			20,862,752

Captions	BCRA	IFRS Adjustment	IFRS Balance
Income for the period
Financial income	5,226,719	34,872	5,261,591
Financial expenses	2,118,271	—	2,118,271
Alloances for loan losses	305,238	—	305,238
Service charge income	2,183,142	39,570	2,222,712
Service charge expense	1,247,643	4,470	1,252,113
Administrative expenses	2,847,874	(16,684)	2,831,190
Other	975,935	13,857	989,792
Income Tax	261,000	110,840	371,840
Other Comprehensive Income
Changes in revaluation surplus from Property, plant and equipment and Intangible assets			—
Accumulated actuarial gains/losses from Post-employment benefits—defined contribution plans			—
Foreign exchange gains/(losses) on the conversion of financial statements			—
Income/(loss) on hedging instruments - Cash flow hedges			—
Income/(loss) on hedging instruments - Hedge for Net investment in a foreign entity			—
Income or loss on financial instruments at Fair Value Through Other Comprehensive Income (Paragraphs 5.7.5 and 4.1.2A in IFRS 9)			(4,126)
Amount of change in fair value attributable to changes in liabilities credit risk. Paragraph 5.7.7. a) in IFRS 9			—

Total comprehensive income for the period	1,605,770		1,591,317

b)	Consolidated Information

Captions	BCRA	IFRS Adjustment	IFRS Balance
Assets
Cash and due from banks	41,149,363	—	41,149,363
Government and private securities	24,238,431	(9,879,268)	14,359,163
Loans	82,911,605	(659,852)	82,251,753
Other receivables from financial transactions	26,190,719	24,717	26,215,436
Receivables for financial leases	2,088,865	—	2,088,865
Investment in other companies	535,221	58,175	593,396
Other receivables	2,647,160	(487,758)	2,159,402
Premise and equipment	3,323,370	4,749,741	8,073,111
Other assets	937,101	55,179	992,280
Intangible assets	331,419	(155)	331,264
Suspense items	10,993	—	10,993
Other assets	—	—	—
Other assets according to IFRS 10		—	—

	184,364,247		178,225,026

Liabilities
Deposits	122,822,030	—	122,822,030
Other liabilities for financial transactions	37,891,313	(9,870,409)	28,020,904
Other Liabilities	4,570,620	—	4,570,620
Allowances	1,346,862	1,038	1,347,900
Subordinated obligations	—	—	—
Suspense items	39,466	—	39,466
Non-controlling interests	539,151	22,203
Other liabilities	—	—	—
Other liabilities according to IFRS 10		—	—

	167,209,442		156,800,920

Captions	BCRA	First-time Adoption of IFRS Adjustment	IFRS Adjustment	IFRS Balance
Equity attributable to the controlling entity’s owners
Capital stock, contributions and reserves	15,549,035	—	—	15,549,035
Other Comprehensive Income		13,596	(4,126)	9,470
Unappropriated retained earnings	1,605,770	3,708,804	(10,327)	5,304,247

	17,154,805			20,862,752
Equity attributable to minority interests		—	—	561,354

	17,154,805			21,424,106

Captions	BCRA	IFRS Adjustment	IFRS Balance
Income for the period
Financial income	5,283,771	26,831	5,310,602
Financial expenses	2,217,322	(4,663)	2,212,659
Alloances for loan losses	323,969	—	323,969
Service charge income	2,515,223	40,198	2,555,421
Service charge expense	1,281,121	4,470	1,285,591
Administrative expenses	2,899,037	(16,703)	2,882,334
Other	845,617	15,173	860,790
Income Tax	317,392	109,425	426,817
Other Comprehensive Income
Changes in revaluation surplus from Property, plant and equipment and Intangible assets			—
Accumulated actuarial gains/losses from Post-employment benefits—defined contribution plans			—
Foreign exchange gains/(losses) on the conversion of financial statements			—
Income/(loss) on hedging instruments—Cash flow hedges			—
Income/(loss) on hedging instruments—Hedge for Net investment in a foreign entity			—
Income or loss on financial instruments at Fair Value Through Other Comprehensive Income (Paragraphs 5.7.5 and 4.1.2A in IFRS 9)			(4,126)
Amount of change in fair value attributable to changes in liabilities credit risk. Paragraph 5.7.7. a) in IFRS 9			—

Total comprehensive income for the period	1,605,770		1,591,317

Presented below are the causes, by caption, that originated the respective adjustments due to the application of the accounting framework for convergence towards the IFRS:

Caption	Reasons for IFRS adjustment
Assets

Government and corporate securities

In connection with the securities that the Entity valued at cost plus yield, according to BCRA rules, their fair value was obtained by application of the following methods:

•    Lebac in Pesos: (i) discounting applied on the basis of a market curve, estimated as per market prices, or (ii) prices quoted, with no reported volatility.

•    Lebac in US Dollars: price calculated over the benchmark rates of the most recent placements by application of a discount that considers such rates as implicit.

In addition and in accordance with the IFRS 9, Financial Instruments, transactions involving repurchase agreements and/or reverse repurchase agreements do not meet derecognition criteria as there is no substantial transfer of risks and rewards. Therefore, a decision was made to reclassify (derecognize) the price as quoted of the monetary regulation instruments issued by the BCRA as of March 31, 2017 and applied to transactions involving repurchase agreement transactions.

Caption	Reasons for IFRS adjustment

Loans

According to the IFRS, when it comes to the application of the effective interest rate method to assets and liabilities valued at amortized cost, the Entity must identify those commissions that are an integral part of financial instruments and book them as an adjustment to the effective interest rate thus amortizing them throughout the expected life of the instrument.

In turn, BCRA rules determine that such commissions should be recognized in profit or loss as soon as the financial asset and/or liability are originated.

In the light of this situation, the adjustment determined by the Entity both at the stand-alone and at the consolidated levels reflects the balance not yet accrued.

Adjustments that write the asset down reflect all the commissions collected (commissions collected on credit cards, commissions collected on foreign trade operations) that are an integral part of the financial instrument that was recognized at the time of origination (according to the BCRA rules) and which must be deferred throughout the remaining life of said instrument. The opposite is true for adjustments that increase the value of the asset as those reflect all the commissions paid (commissions paid to car dealers for the grant of secured loans) that are an integral part of the financial instrument that was recognized at the time of origination (according to the BCRA rules) and which must be deferred throughout the remaining life of said instrument.

Other receivables from financial transactions

The valuation of an interest rate swap at the t time (date of valuation) is the net difference of the sum of future payment flows throughout the life of the transaction, temporarily discounted at said t moment. Variable future flows are calculated by application of implicit forward interest rates in the zero coupon ARS curve. This curve, which has been calculated with the Nelson-Siegel model, is equally used to discount the net difference between flows and to calculate their net present value.

Investment in other companies

An adjustment has been booked owing to the recognition of the IFRS adjustments in those subsidiaries and entities in which the Entity exerts significant influence (Rombo Compañía Financiera S.A., PSA Finance, Volkswagen Financial Services, BBVA Francés Valores, BBVA Francés Asset Management and Consolidar AFJP S.A. (undergoing liquidation proceedings)).

Other receivables

In those cases in which the Entity has paid amounts associated to the amparo actions for the protection of constitutional rights filed by Entity clients in connection with Government securities and mutual fund units held in escrow at the Entity, these amounts were capitalized and depositors’ custody accounts were blocked. Paragraph 21 of the International Accounting Standard 37 Provisions, Contingent Liabilities and Contingent Assets sets forth that contingent assets must not be recognized in financial statements. However, in those cases in which there is the possibility of an inflow of economic benefits to the entity, these assets must be disclosed in the notes to the financial statements. BBVA Francés Asset Management is in a situation similar to that described for the Entity.

Caption	Reasons for IFRS adjustment
An adjustment is booked, in turn, for commissions (according to the method disclosed in Loans in connection with the effective interest rate) for our subsidiary PSA Finance.

Premises and equipment	The Entity has chosen to use fair value as a deemed cost as of January 1, 2017.

Other assets

The Entity has chosen to use fair value as a deemed cost as of January 1, 2017.

In addition, the Entity capitalizes costs related to stationery and office supplies. According to the IFRS, one of the conditions necessary for an asset to be considered as Property, plant and equipment is that it should be a tangible asset expected to be used during more than one period (IAS 16 Property, Plant and Equipment Paragraph 6). Given that this condition was not satisfied, a decision was made to reverse such balance.

Intangible assets

PSA Finance determined that the intangible assets that have been booked in accordance with the BCRA rules do not satisfy the criteria laid down by IAS 38 Intangible assets. Therefore an adjustment has been applied reversing their balance.

Liabilities

Other liabilities from financial transactions

The valuation of an interest rate swap at the t time (date of valuation) is the net difference of the sum of future payment flows throughout the life of the transaction, temporarily discounted at said t moment. Variable future flows are calculated by application of implicit forward interest rates in the zero coupon ARS curve. This curve, which has been calculated with the Nelson-Siegel model, is equally used to discount the net difference between flows and to calculate their net present value.

In addition and in accordance with the IFRS 9, Financial Instruments, transactions involving repurchase agreements and/or reverse repurchase agreements do not meet derecognition criteria as there is no substantial transfer of risks and rewards. Therefore, a decision was made to reclassify (derecognize) the balance of forward sales in the framework of repurchase transactions for the price as quoted of the monetary regulation instruments issued by the BCRA as of March 31, 2017 and applied to transactions involving repurchase agreement transactions.

Allowances

Paragraph 14 of IAS 19 Employee Benefits prescribes that an entity shall measure the expected cost of accumulating compensated absences. Given that the notion of “vacations” is in line with the above definition, Volkswagen Financial Services and BBVA Francés Asset Management apply the relevant adjustment, which is presented in our consolidated reconciliation.

Non-controlling interests

The Entity booked an adjustment in this caption stemming from the impact of IFRS adjustments on the portion of the interest that does not belong to the Entity in its subsidiaries (Rombo Compañía Financiera S.A., PSA Finance, Volkswagen Financial Services, BBVA Francés Valores, BBVA Francés Asset Management and Consolidar AFJP (in liquidation)).

Other Comprehensive Income (OCI)

According to one of its business models and the contractual conditions of financial assets, the Entity decided to measure the portfolio of securities managed by its Committee of Assets and Liabilities at fair value through Other Comprehensive Income.

Other Comprehensive Income
Income or loss on financial instruments at Fair Value Through Other Comprehensive Income (Paragraphs 5.7.5 and 4.1.2A in IFRS 9)	14,569
Tax effect on OCI	(5,099)

Other Comprehensive Income, net of tax	9,470

Unappropriated retained earnings

According to the IFRS 1 First-time Adoption of International Financial Reporting Standards and to Communication “A” 6114 of the BCRA, the Entity presented the valuation difference as of December 31, 2016 between book value and fair value (with fair value applied as deemed cost) of its Property, plant and equipment and Miscellaneous Assets within Unappropriated retained earnings in the column “First-time Adoption of IFRS Adjustment”.

All the other valuation adjustments stemming from the application of IFRS as of March 31, 2017 are also presented within this caption, in the “IFRS Adjustment” column.

Deferred tax

Under the IFRS (IAS 12 Income Tax) Income tax is recognized by application of the deferred tax method. This calls for recognizing, in addition to current tax, the deferred tax on the timing differences existing between the book value of assets and liabilities for accounting purposes under IFRS and those used for tax purposes.

19.	PURCHASE OF STOCK IN VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA S.A.

On May 20, 2015, the Bank executed a stock purchase agreement with Grupo Volkswagen, pursuant to which the Bank acquired 51% of the capital stock of Volkswagen Financial Services Compañía Financiera S.A., equivalent to 23,970,000 non-endorsable, registered, ordinary shares with par value $ 1 and the right to one vote per share.

On August 26, 2016, pursuant to Resolution Nr. 332, the BCRA approved the above mentioned transaction. Consequently, on September 26, 2016, 51% of its capital stock was effectively transferred to BBVA Francés and the agreed-upon price, 53,040, was paid.

On September 26, 2016, Volkswagen Credit Compañía Financiera S.A.’s Ordinary and Extraordinary General Shareholders’ Meeting adopted a unanimous resolution whereby the company’s name would be changed to “Volkswagen Financial Services Compañía Financiera S.A.”. Such modification was authorized by BCRA and was registered with the General Inspection of Justice on November 14, 2016 under the number 22302 of book 82 of stock corporation.

Additionally, and as per a resolution adopted by the Shareholders’ Meeting already mentioned, on October 27, 2016, BBVA Francés disbursed 229,500 as a capital increase.

20.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, previous intervention of the BCRA is not required for the publication of these financial statements.

21.	SUBSEQUENT EVENTS

Except as indicated in Note 2.3.s) there are no other events or transactions that occurred between the closing date of the three month period and the date of issuance of the present accounting officers that may significantly affect the financial position or results of the Bank as of March 31, 2017.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in Note 3 to the separate financial statements and Note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between the accounting standards of BCRA and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

		Holding
Description	Identification	Market Value of present value	Book balance as of 03-31-17	Book balance as of 12-31-16	Position without options	Final position
GOVERNMENT SECURITIES
* Government securities as fair value
Local
In pesos
Secured Bonds maturing 2020	2423		1,682,777	1,737,508	1,682,777	1,682,777
National Treasury Bonds adjusted by CER due 2021	5315		395,833	649,721	395,833	395,833
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		289,801	227,048	289,801	289,801
National Treasury Bonds in pesos fixed rate maturing 2021	5318		289,315	327,356	270,463	270,463
National Treasury Bonds in pesos fixed rated maturing 2023	5319		241,585	193,022	241,585	241,585
National Treasury Bonds in pesos fixed rate maturing 2018	5316		—	542,000	—	—
Others			119,856	398,605	142,268	142,268

Subtotal in pesos			3,019,167	4,075,260	3,022,727	3,022,727

In foreign currency
Treasury Bills in US Dollar maturing 04-17-2017	5202		1,170,882	—	1,170,882	1,170,882
Treasury Bills in US Dollar maturing 07-17-2017	5203		1,071,118	—	1,071,118	1,071,118
Federal Government Bonds in US Dollar 7% maturing in 2017	5436		—	196,624	—	—
Other			385,423	2,345	22,233	22,233

Subtotal in foreign currency			2,627,423	198,969	2,264,233	2,264,233

Subtotal Government securities at fair value			5,646,590	4,274,229	5,286,960	5,286,960

* Government securities at amortized cost
Local
In pesos
Debt Securities of the Province of Buenos Aires in pesos Series II	32847		—	100,277	—	—
Other		164	164	164	164	164

Subtotal in pesos			164	100,441	164	164

In foreign currency
Treasury Bills in US Dollar maturing 12-15-2017	5208	443,893	441,375	—	441,375	441,375
Treasury Bills in US Dollar maturing 09-15-2017	5206	807,617	801,556	—	801,556	801,556
Treasury Bills in US Dollar maturing 03-20-2017	5199		—	787,486	—	—
Other		311	309	16,162	309	309

Subtotal in foreign currency			1,243,240	803,648	1,243,240	1,243,240

Subtotal Government securities at amortized cost			1,243,404	904,089	1,243,404	1,243,404

* Instrument
BCRA Bills
At fair value
Argentine Central Bank External Bills due 05-17-17	46810		2,022,493	—	2,012,764	2,012,764
Argentine Central Bank Internal Bills due 04-19-17	46806		1,997,011	—	1,967,321	1,967,321
Other			—	177,418	—	—

Subtotal at fair value			4,019,504	177,418	3,980,085	3,980,085

Repurchase transactions
Argentine Central Bank Internal Bills due 09-20-17	46817		8,479,305	—	—	—
Argentine Central Bank Internal Bills due 11-15-17	46819		1,414,473	—	—	—
Argentine Central Bank Internal Bills due 05-03-17	46808		—	64,872	—	—

Subtotal repurchase transactions			9,893,778	64,872	—	—

At amortized cost
Argentine Central Bank Internal Bills due 06-21-17	46815		1,538,516	—	1,538,516	1,538,516
Argentine Central Bank Internal Bills due 04-26-17	46807		1,219,502	1,204,048	1,219,502	1,219,502
Argentine Central Bank Internal Bills due 05-03-17	46808		388,764	369,273	388,764	388,764
Other			34,228	5,559,492	34,228	34,228

Subtotal at amortized cost			3,181,010	7,132,813	3,181,010	3,181,010

Subtotal instruments issued by the BCRA			17,094,292	7,375,103	7,161,095	7,161,095

TOTAL GOVERNMENT SECURITIES			23,984,286	12,553,421	13,691,459	13,691,459

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

		Holding
Description	Identification	Market Value of present value	Book balance as of 03-31-17	Book balance as of 12-31-16	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other Equity Instruments
From abroad
In Foreign currency
Other			53		53	53

Subtotal in foreign currency			53	49	53	53

Subtotal Equity instruments			53	49	53	53

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			53	49	53	53

TOTAL GOVERNMENT AND PRIVATE SECURITIES			23,984,339	12,553,470	13,691,512	13,691,512

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

	03.31.17	12.31.16
COMMERCIAL PORTFOLIO
Normal performance	45,237,624	43,398,676

Preferred collaterals and counter guaranties “A”	1,965,649	1,751,341
Preferred collaterals and counter guaranties “B”	1,319,669	1,384,068
Without senior security or counter guaranties	41,952,306	40,263,267
With special follow-up	22,141	13,116

Under observation	15,366	5,968

Preferred collaterals and counter guaranties “B”	2,533	3,613
Without senior security or counter guaranties	12,833	2,355
Negociations for recovery or re-financing agreements underway	6,775	7,148

Preferred collaterals and counter guaranties “B”	5,906	6,177
Without senior security or counter guaranties	869	971
With problems	9,246	17,568

Without senior security or counter guaranties	9,246	17,568
With high risk of uncollectibility	31,784	11,385

Preferred collaterals and counter guaranties “B”	7,305	7,105
Without senior security or counter guaranties	24,479	4,280

TOTAL (1)	45,300,795	43,440,745

(1)

Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts -Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	03.31.17	12.31.16
CONSUMER AND HOUSING PORTFOLIO
Normal performance	38,219,902	36,684,989

Preferred collaterals and counter guaranties “A”	12,298	11,534
Preferred collaterals and counter guaranties “B”	2,585,755	2,626,202
Without senior security or counter guaranties	35,621,849	34,047,253
Low Risk	417,016	377,474

Other collaterals and counter guaranties “B”	37,637	30,814
Without senior security or counter guaranties	379,379	346,660
Medium Risk	408,302	350,546

Other collaterals and counter guaranties “B”	6,086	9,075
Without senior security or counter guaranties	402,216	341,471
High Risk	209,811	188,922

Other collaterals and counter guaranties “B”	21,588	16,460
Without senior security or counter guaranties	188,223	172,462
Uncollectible	26,462	27,707

Other collaterals and counter guaranties “B”	6,443	6,609
Without senior security or counter guaranties	20,019	21,098
Uncollectible, classified as such under regulatory requirements	3	26

Sin garantías ni contragarantías preferidas	3	26

TOTAL (1)	39,281,496	37,629,664

TOTAL GENERAL	84,582,291	81,070,409

(1)

Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts -Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

	03.31.17		12.31.16
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	10,912,659	12.90%	10,211,444	12.60%
50 next largest clients	12,572,295	14.86%	12,437,867	15.34%
100 following clients	6,267,416	7.41%	5,849,790	7.22%
Remaining clients	54,829,921	64.83%	52,571,308	64.84%

TOTAL (1)	84,582,291	100.00%	81,070,409	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 3 1, 2 0 17

(Translation of financial statements originally issued in Spanish-See note 22)

-Stated in thousands of pesos-

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Government sector	—	156	—	—	—	—	—	156
Financial sector	—	2,104,129	467,925	466,581	603,622	579,763	442,932	4,664,952
Non financial private sector and residents abroad	332,126	42,718,486	9,866,690	7,569,518	3,915,075	6,514,375	9,000,913	79,917,183

TOTAL	332,126	44,822,771	10,334,615	8,036,099	4,518,697	7,094,138	9,443,845	84,582,291	(1)

(1)	See (1) in Exhibit B. Anexo B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

								Information about issuer
Concept		Shares							Date from last published financial statements
Identification	Description		Unit	Votes				Main Business	Period /	Capital stock	Stockholder’ equity	Income/(Loss)
		Class	face	per	Number	AMOUNT			Fiscal			for the period /
			Value	share		03.31.17	12.31.16		year end			fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local:										in thousands of pesos
33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	107,399	93,771	Stockbroker	03.31.2017	6,390	110,726	14,050
30663323926	Consolidar Administradora de Fondos de Jubilaciones
	y Pensiones S.A.(undergoing liquidation proceedings)	Common	1$	1	35,425,947	4,604	3,253	Pensions Fund Manager	03.31.2017	65,739	8,543	(5,898)
30707847367	PSA Finance Arg. Cía. Financiera S.A.	Common	1000$	1	26,089	264,659	352,404	Financial Institutions	03.31.2017	52,178	529,317	44,509
30548590163	BBVA Francés Asset Management S.A. Sociedad
	Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	220,141	171,847	Investment Fund Manager	03.31.2017	243	277,948	50,836
33707124909	Rombo Cía. Financiera S.A.	Common	1000$	1	24,000	297,363	295,599	Financial Institutions	03.31.2017	60,000	743,407	4,410
30682419578	Volkswagen Financial Services Cía. Financiera S.A.	Common	1$	1	23,970,000	277,700	272,389	Financial Institutions	03.31.2017	497,000	544,508	10,410

		Subtotal Controlled				1,171,866	1,189,263

	Non Controlled
	Local:
30598910045	Prisma Medios de Pago S.A.	Common	1$	1	1,571,996	20,514	20,514	Services to companies	12.31.2016	15,000	860,439	664,691
30690783521	Interbanking S.A.	Common	1$	1	149,556	10,581	10,581	Services	12.31.2015	1,346	383,370	317,632
	Otras					227	224
	Foreign:
30710156561	Banco Latinoamericano de Comercio Exterior S.A.	Common B	87$	1	20,221	3,871	3,990	Banking Institutions	12.31.2015	3,641,140	12,639,963	1,352,312

		Subtotal noncontrolled				35,193	35,309

		Total in financial intitutions,
		Supplementary and authorized				1,207,059	1,224,572

	IN OTHER COMPANIES
	Non Controlled
	Local:
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	125,958	109,782	Insurance	03.31.2017	10,651	1,030,789	455,498
	Foreign:
17BE1002	S.W.I.F.T. S.C.R.L.	Common	1759$	1	4	193	199	Financial messenger Institutions	12.31.2015	193,877	5,456,795	274,306

		Subtotal non-controlled				126,151	109,981

		Total in other companies				126,151	109,981

		TOTAL INVESTMENTS IN OTHER COMPANIES				1,333,210	1,334,553

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE THREE MONTH P ERIODS ENDED MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial state ments originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

					Depreciation for the period
Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Years useful life	Amount	Net book value at 03-31-2017	Net book value at 12-31-2016
PREMISES AND EQUIPMENT
Real Estate	2,148,286	75,895	21,218	—	50	6,676	2,238,723	2,148,286
Furniture and Facilities	564,791	52,426	1,704	—	10	20,746	598,175	564,791
Machinery and Equipment	461,292	21,721	38,704	—	3 and 5	59,128	462,589	461,292
Automobiles	8,358	15	—	—	5	605	7,768	8,358

TOTAL	3,182,727	150,057	61,626	—		87,155	3,307,255	3,182,727

OTHER ASSETS
Construction in progress	141,101	41,965	(22,923)	13,876	—	—	146,267	141,101
Advances to suppliers of goods	475,767	60,859	—	—	—	—	536,626	475,767
Work of Art	992	—	—	—	—	—	992	992
Leased assets	2,152	—	—	—	50	12	2,140	2,152
Property taken as security for loans	1,724	—	—	1,156	50	5	563	1,724
Stationary and office supplies	43,403	4,701	—	8,215	—	—	39,889	43,403
Others	212,965	85	(38,703)	—	3 and 5	47	174,300	212,965

TOTAL	878,104	107,610	(61,626)	23,247		64	900,777	878,104

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

			Amortization for the period
Description	Net book value beginning of fiscal year	Additions	Years of useful life	Amount	Net book value at 03-31-2017	Net book value at 12-31-2016
Goodwill	3,476	—	10	90	3,386	3,476
Organization and Development expenses (1)	312,161	—	1 y 5	24,827	287,334	312,161
Organization and non-deductible expenses	—	40,544	—	—	40,544	—

TOTAL	315,637	40,544		24,917	331,264	315,637

(1)	This caption mainly includes costs from information technology projects and lease hold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	03.31.17		12.31.16
	Outstanding	% of total	Outstanding	% of total
Number of clients	balance	portfolio	balance	portfolio
10 largest clients	4,421,932	3.60%	4,048,094	3.53%
50 next largest clients	7,238,881	5.89%	6,503,517	5.67%
100 following clients	5,153,330	4.20%	4,508,402	3.93%
Remaining clients	106,009,647	86.31%	99,592,092	86.87%

TOTAL	122,823,790	100.00%	114,652,105	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND OTHER LIABILITIES

FROM FINANCIAL TRANSACTIONS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

	Terms remaining to maturity
Descriptions	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Deposits	107,643,891	12,069,563	1,858,897	685,762	565,449	228	122,823,790

Other liabilities from financial transactions
Argentine Central Bank	1,171	5,706	7,624	5,199	479	—	20,179
Banks and international institutions	25,391	130,103	123,830	—	—	—	279,324
Financing received from local financial institutions	15,838	227,190	370,275	315,000	242,500	473,553	1,644,356
Others	8,804,311	96,424	128,838	87,863	8,098	—	9,125,534

Total O.L.F.T.	8,846,711	459,423	630,567	408,062	251,077	473,553	11,069,393

TOTAL	116,490,602	12,528,986	2,489,464	1,093,824	816,526	473,781	133,893,183

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

				Decreases			Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications		03.31.17	12.31.16
DEDUCTED FROM ASSETS
Government securities
- For impairment value	213	4	(5)	—	—		217	213
Loans
- Allowances for doubtful loans	1,573,590	301,064	(1)	—	174,007		1,700,647	1,573,590
Other receivables form financial transactions
- Allowances for doubtful receivables and impairment	5,074	—		480	14	(1)	4,580	5,074
Receivables from financial leases
- Allowances for doubtful receivables and impairment	27,187	—		173	3,412		23,602	27,187
Investment to other companies
- For impairment value (3)	5	—		—	—		5	5
Other receivables
- Allowance for doubt receivable (2)	614,105	65,592		—	2		679,695	614,105

Total	2,220,174	366,660		653	177,435		2,408,746	2,220,174

LIABILITIES—ALLOWANCES
Contingent commiments (1)	581	37		—	—		618	581
Other contingencies	1,337,373	52,373	(4)	2,014	110,122		1,277,610	1,337,373
For administrative, disciplinary and criminal penalties	5,000	—		—	—		5,000	5,000

TOTAL	1,342,954	52,410		2,014	110,122		1,283,228	1,342,954

(1)	Recorded in compliance with the provisions of Communitions “A” 2950, as supplemented, of BCRA, taking into account note 2.3.f.).
(2)

Includes mainly the potential loans risk arising booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and deferred tax asset (see note 2.3.s)).

(3)	Recorded to cover the estimated impairment in A.I.G. Latin American Fund’s equity as of September 30, 2010.
(4)

Recorded to cover contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and otherlawsuits). (see note 2.3.p)

(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreing currency exchange difference” account, as follow:

Government securties	4
Loans	(4,174)
Other receivables from financial transactions	(14)
Other receivables	(209)

EXHIBIT K

CAPITAL STRUCTURE AS OF MARCH 3 1, 2 0 17

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

SHARES			CAPITAL STOCK
			Issued
Class	Quantify	Votes per share	Outstanding	Inportfolio	Pending issuanceor dsitribution		Paid in
Common	536,877,850	1	536,833	—	45	(1)	536,878	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

MARCH 31, 2017 AND DECEMBER 31,2016

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

		03.31.17						12.31.16
	TOTAL	TOTAL OF THE PERIOD (per type of currency)						TOTAL
Accounts	OF PERIOD	Euro	Dólar	Libra	Franco Suizo	Yen	Otras	OF THE FISCAL YEAR
ASSETS
Cash and due from banks	26,934,155	729,600	26,168,281	12,122	1,068	604	22,480	31,998,242
Government and private securities	3,870,716	—	3,870,663	—	—	—	53	1,002,666
Loans	14,630,551	—	14,630,551	—	—	—	—	12,446,718
Other receivables from financial transactions	7,152,059	101	7,149,644	—	—	—	2,314	471,815
Investment in other companies	4,064	193	3,871	—	—	—	—	4,188
Other receivables	550,940	1,111	549,824	—	—	—	5	632,225
Suspense items	968	—	968	—	—	—	—	1,841

TOTAL	53,143,453	731,005	52,373,802	12,122	1,068	604	24,852	46,557,695

LIABILITIES
Deposits	40,573,257	555,041	40,018,216	—	—	—	—	39,719,184
Other liabilities from financial transactions	10,007,268	168,673	9,826,553	4,590	610	—	6,842	2,964,044
Other liailities	140,078	8,080	131,998	—	—	—	—	141,672
Suspense items	10,930	—	10,930	—	—	—	—	12,372

TOTAL	50,731,533	731,794	49,987,697	4,590	610	—	6,842	42,837,272

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	5,830,712	123,087	5,707,625	—	—	—	—	5,483,480
Control	39,939,064	94,629	39,763,021	—	2,908	6,079	72,427	43,604,014

TOTAL	45,769,776	217,716	45,470,646	—	2,908	6,079	72,427	49,087,494

Credit accounts (except contra credit accounts)
Contingent	221,170	105,608	115,562	—	—	—	—	377,478
Control	3,461,724	880,272	2,581,452	—	—	—	—	150,580

TOTAL	3,682,894	985,880	2,697,014	—	—	—	—	528,058

EXHIBIT N

ASSISTANCE TO RELATED AND AFFILIATES

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

	Status
					With high risk			Clasified
		With	With problems /		of uncollectibility /			uncollectible
		special	Medium Risk		High Risk			as such
		follow-up /	Not yet		Not yet			under regulatory	TOTAL (1)
Concept	Normal	Low Risk	matured	Past-due	matured	Past-due	Uncollectible	requirement	03.31.17	12.31.16
1. Loans	3,750,680	—	—	—	—	—	—	—	3,750,680	2,289,886
- Overdraft	10,649	—	—	—	—	—	—	—	10,649	915
Without senior or counter guaranty	10,649	—	—	—	—	—	—	—	10,649	915
- Discounted Instruments	1,852	—	—	—	—	—	—	—	1,852	1,560
Without senior or counter guaranty	1,852	—	—	—	—	—	—	—	1,852	1,560
- Real Estate Mortgage and Collateral Loans	3,305	—	—	—	—	—	—	—	3,305	3,343
Other collaterals and counter guaranty “B”	3,305	—	—	—	—	—	—	—	3,305	3,343
- Consumer	1,659	—	—	—	—	—	—	—	1,659	1,989
Without senior or counter guaranty	1,659	—	—	—	—	—	—	—	1,659	1,989
- Credit Cards	8,158	—	—	—	—	—	—	—	8,158	10,586
Without senior or counter guaranty	8,158	—	—	—	—	—	—	—	8,158	10,586
- Others	3,725,057	—	—	—	—	—	—	—	3,725,057	2,271,493
Without senior or counter guaranty	3,725,057	—	—	—	—	—	—	—	3,725,057	2,271,493
2. Others receivables from financial transactions	59,830	—	—	—	—	—	—	—	59,830	35,324
3. Receivables from financial leases and other	384	—	—	—	—	—	—	—	384	404
4. Contingent commitments	106,794	—	—	—	—	—	—	—	106,794	112,638
5. Investments in other companies and private securities	1,406,959	—	—	—	—	—	—	—	1,406,959	1,301,479

TOTAL	5,324,647	—	—	—	—	—	—	—	5,324,647	3,739,731

TOTAL ALLOWANCES	21,507	—	—	—	—	—	—	—	21,507	19,433

(1)	Maximun amount granted to related clients during March 31, 2017 and December 31, 2016, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

Type of contract	Purpose of transactions	Underlying asset	Type of settlement	Traded at / Counterparty	Weighted average term as originaly agreed (months)	Weighted average residual term (months)	Weighted verage term for difference settlemets (days)	Amount
SWAPS	Financial transactions -own count	—	Upon expiration of differences	RESIDENTS IN ARGENTINA-FIN ANCIAL SECTOR	23	17	41	2,478,954
SWAPS	Interest rate hedge	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	122	30	7	22,526
REPOS	Financial transactions -own count	Others	Upon expiration of differences	RESIDENTS IN ARGENTINA FINANCIAL SECTOR	1	1	1	9,893,778
FUTURES	Financial transactions -own count	Foreign currency	Daily of differences	MAE	3	2	1	1,703,528
FUTURES	Financial transactions -own count	Foreign currency	Daily of differences	ROFEX	2	1	1	911,260
FUTURES	Financial transactions -own count	Foreign currency	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	2	1	58	1,917,470

CONSOLIDATED BALANCE SHEET AS OF

MARCH 31, 2017 AND DECEMBER 31, 2016

(Art. 33 General Companies Law)

(Translation of financial statements originally issued in Spanish—See note 22)

Stated in thousands of pesos

ASSETS:			03.31.17	12.31.16
A. CASH AND DUE FROM BANKS:
Cash			10,751,229	14,176,644
Due from banks and correspondents			30,398,134	34,049,463

Argentine Central Bank (BCRA)			24,507,730	31,268,051
Other local			35,177	113,958
Foreign			5,855,227	2,667,454

			41,149,363	48,226,107

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a.):
Holdings booked at fair value			5,676,689	4,304,931
Holdings booked at amortized cost			1,243,404	904,089
Instruments issued by the BCRA			17,094,292	7,375,103
Investments in listed private securities			224,263	154,899
Less: Allowances			217	213

			24,238,431	12,738,809

C. LOANS:
To government sector	(Exhibit I	)	156	98,819
To financial sector	(Exhibit I	)	1,924,794	1,991,564

Interfinancial – (Call granted)			388,182	404,085
Other financing to local financial institutions			1,478,226	1,442,702
Interest and foreign currency exchange differences accrued and pending collection			58,386	144,777
To non financial private sector and residents abroad	(Exhibit I	)	82,744,547	78,417,690

Overdraft			9,470,393	9,546,565
Discounted instruments			10,085,833	10,896,722
Real estate mortgage			1,892,840	1,889,443
Collateral Loans			6,368,608	5,628,320
Consumer			10,522,971	9,368,939
Credit cards			23,077,159	22,520,843
Other (Note 7.b.)			20,536,695	17,754,130
Interest and foreign currency exchange differences accrued and pending collection			1,105,697	1,142,074
Less: Interest documented together with main obligation			315,649	329,346
Less: Allowances			1,757,892	1,618,152

			82,911,605	78,889,921

Carried Forward			148,299,399	139,854,837

				(Cont.)
			03.31.17	12.31.16
Brought forward			148,299,399	139,854,837

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)			979,229	928,612
Amounts receivable for spot and forward sales to be settled			17,062,493	204,296
Instruments to be received for spot and forward purchases to be settled			7,327,826	485,109
Unlisted corporate bonds	(Exhibit I	)	249,926	325,925
Non-deliverable forward transactions balances to be settled			53,023	34,561
Other receivables not covered by loans classification regulations			8,089	12,156
Other receivables covered by debtor classification regulations	(Exhibit I	)	517,372	446,019
Less: Allowances			7,239	8,772

			26,190,719	2,427,906

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases	(Exhibit I	)	2,085,206	2,048,800
Interest accrued pending collection	(Exhibit I	)	28,476	26,620
Less: Allowances			24,817	28,449

			2,088,865	2,046,971

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions			301,235	299,589
Other (Note 7.c.)			233,991	208,041
Less: Allowances			5	5

			535,221	507,625

G. OTHER RECEIVABLES:
Other (Note 7.d.)			3,408,827	3,186,645
Other interest accrued and pending collection			3,055	1,219
Less: Allowances			764,722	718,596

			2,647,160	2,469,268

H. PREMISES AND EQUIPMENT:			3,323,370	3,198,298

I. OTHER ASSETS:			937,101	920,009

J. INTANGIBLE ASSETS:
Goodwill			3,386	3,476
Organization and development expenses			328,033	312,335
			331,419	315,811

K. SUSPENSE ITEMS:			10,993	11,986

TOTAL ASSETS:			184,364,247	151,752,711

		(Cont.)
LIABILITIES:	03.31.17	12.31.16
L. DEPOSITS:
Government sector	1,679,298	2,640,909
Financial sector	144,965	247,891
Non financial private sector and residents abroad	120,997,767	111,732,953
Checking accounts	20,416,288	19,863,400
Savings deposits	46,969,928	42,577,203
Time deposits	39,715,880	35,148,553
Investments accounts	85,194	85,194
Other	13,015,773	13,429,450
Interest and foreign currency exchange differences accrued payable	794,704	629,153

	122,822,030	114,621,753

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	20,179	31,970

Other	20,179	31,970
Banks and International Institutions	276,407	636,153
Unsubordinated corporate bonds	2,001,050	2,146,166
Amounts payable for spot and forward purchases to be settled	6,926,091	325,111
Instruments to be delivered for spot and forward sales to be settled	17,762,150	402,153
Financing received from Argentine financial institutions	1,051,039	771,130

Interfinancial (call borrowed)	—	14,300
Other financing from local financial institutions	1,050,519	756,808
Interest accrued payable	520	22
Non-deliverable forward transactions balances to be settled	4,867	6,128
Other (Note 7.e.)	9,681,784	9,303,503
Interest and foreign currency exchange differences accrued payable	167,746	163,368

	37,891,313	13,785,682

N. OTHER LIABILITIES:
Dividends payable	1,021,000	—
Fees payable	817	267
Other (Note 7.f.)	3,548,803	4,814,877

	4,570,620	4,815,144

O. ALLOWANCES	1,346,862	1,406,472

P. SUSPENSE ITEMS:	39,466	43,484

TOTAL LIABILITIES:	166,670,291	134,672,535

Q. MINORITY INTEREST IN SUBSIDIARIES (Note 4)	539,151	620,141

STOCKHOLDERS’ EQUITY:	17,154,805	16,460,035

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	184,364,247	151,752,711

(Cont.)

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

	03.31.17	12.31.16
DEBIT ACCOUNTS
Contingent
Guaranties received	29,221,139	26,909,908
Contra contingent debit accounts	775,862	1,104,103

	29,997,001	28,014,011

Control
Receivables classified as irrecoverable	974,368	858,775
Other (Note 7.g.)	258,592,326	234,030,247
Contra control debit accounts	7,291,259	1,686,184

	266,857,953	236,575,206

Derivatives
“Notional” amount of non-deliverable forward transactions	2,423,245	2,623,708
Interest rate swap	2,230,480	1,980,362
Contra derivatives debit accounts	2,109,013	3,186,904

	6,762,738	7,790,974

TOTAL	303,617,692	272,380,191

CREDIT ACCOUNTS
Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit I)	247,460	176,296
Guaranties provided to the BCRA	—	227,946
Other guaranties given covered by debtor classification regulations (Exhibit I)	283,613	264,058
Other guaranties given non covered by debtor classification regulations	74,478	87,776
Other covered by debtor classification regulations (Exhibit I)	170,311	348,027
Contra contingent credit accounts	29,221,139	26,909,908

	29,997,001	28,014,011

Control
Items to be credited	1,753,756	1,436,763
Other	5,537,503	249,421
Contra control credit accounts	259,566,694	234,889,022

	266,857,953	236,575,206

Derivatives
“Notional” amount of non-deliverable forward transactions	2,109,013	3,186,904
Contra credit derivatives accounts	4,653,725	4,604,070

	6,762,738	7,790,974

TOTAL	303,617,692	272,380,191

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENT OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Art. 33 General Companies Law)

(Translation of financial statements originally issued in Spanish—See note 22)

Stated in thousands of pesos

	03.31.17	03.31.16
A. FINANCIAL INCOME
Interest on loans to the financial sector	90,605	112,598
Interest on overdraft	769,018	691,193
Interest on discounted instruments	463,665	522,801
Interest on real estate mortgage	88,634	101,694
Interest on collateral loans	298,138	270,463
Interest on credit card loans	1,064,647	984,737
Interest on other loans	1,178,537	919,114
Interest on other receivables from financial transactions	548	152
Interest on financial leases	107,085	116,114
Income from secured loans—Decree 1387/01	1,081	9,072
Income from government and private securities	595,044	983,233
Indexation by benchmark stabilization coefficient (CER)	100,285	161,520
Gold and foreign currency exchange difference	306,384	369,811
Other	220,100	256,216

	5,283,771	5,498,718

B. FINANCIAL EXPENSES
Interest on checking accounts	14,811	—
Interest on savings deposits	7,760	7,957
Interest on time deposits	1,534,706	1,842,388
Interest on interfinancial financing (call borrowed)	21,483	6,575
Interest on other financing from financial institutions	48,533	27,279
Interest on other liabilities from financial transactions	145,243	148,066
Other interest	629	1,234
Indexation by CER	1,915	127
Contribution to the deposit guarantee fund	48,777	128,161
Gold and foreign currency exchange difference	486	—
Other	392,979	353,239

	2,217,322	2,515,026

GROSS INTERMEDIATION MARGIN—GAIN	3,066,449	2,983,692

C. ALLOWANCES FOR LOAN LOSSES	323,969	161,351

Carried Forward	2,742,480	2,822,341

(Cont.)

	03.31.17	03.31.16
Brought forward	2,742,480	2,822,341

D. SERVICE CHARGE INCOME
Related to lending transactions	1,092,620	753,908
Related to liability transactions	842,305	561,359
Other commissions	148,336	97,492
Other	431,962	312,893

	2,515,223	1,725,652

E. SERVICE CHARGE EXPENSES
Commissions	952,715	617,960
Other (Note 7.h)	328,406	176,609

	1,281,121	794,569

F. ADMINISTRATIVE EXPENSES
Payroll expenses	1,635,877	1,219,519
Fees to bank Directors and Supervisory Comittee	2,911	2,505
Others profesional Fees	47,431	33,744
Advertising and publicity	82,525	67,952
Taxes	279,511	198,657
Fixed assets depreciation	87,628	54,142
Organizational expenses amortization	24,846	18,926
Other operating expenses	395,621	308,056
Others	342,687	197,797

	2,899,037	2,101,298

NET GAIN FROM FINANCIAL TRANSACTIONS	1,077,545	1,652,126
RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(29,009)	(38,735)
G. OTHER INCOME
Income from long-term investments	18,141	44,802
Punitive interests	9,140	8,902
Loans recovered and reversals of allowances	55,963	92,223
Other (Note 7.i.)	1,355,380	104,556

	1,438,624	250,483

H. OTHER EXPENSES
Punitive interests and charges paid to BCRA	168	1,507
Charge for uncollectibility of other receivables and other allowances	125,759	93,993
Amortization of difference arising from judicial resolutions	2,699	2,422
Depreciation and losses from miscellaneous assets	372	391
Goodwill amortization	90	—
Other (Note 7.j)	434,910	50,174

	563,998	148,487

NET GAIN BEFORE INCOME TAX AND TAX MINIMUM PRESUMED INCOME	1,923,162	1,715,387

I. INCOME TAX AND TAX MINIMUM PRESUMED INCOME	317,392	550,303

NET INCOME FOR THE PERIOD	1,605,770	1,165,084

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Art. 33 General Companies Law)

(Translation of financial statements originally issued in Spanish—See note 22)

-Stated in thousands of pesos-

CHANGES IN CASH AND CASH EQUIVALENTS	03.31.17	03.31.16
Cash and cash equivelents at the beginning of the fiscal year	48,856,107 (1)	28,363,286 (1)
Cash and cash equivelents at the end of the period	41,707,863 (1)	23,524,561 (1)

Net decrease in cash and cash equivelents	(7,148,244)	(4,838,725)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections from:
-Government and private securities	(10,904,578)	(2,084,354)
- Loans	271,026	1,425,183

to financial sector	(91,121)	(125,208)
al non-financial public sector	8,631	89
al non-financial private sector and residents abroad	353,516	1,550,302
- Other receivables from financial transactions	(43,382)	(203,846)
- Receivables from financial leases	(41,894)	61,081
- Deposits	6,133,031	854,249

to financial sector	(102,926)	(30,663)
to non-financial public sector	(977,538)	(603,881)
to non-financial private sector and residents abroad	7,213,495	1,488,793
- Other liabilities from financial transactions	620,278	(2,110,732)

Financing from financial or interfinancial sector (call borrowed)	(14,300)	54,000
Others (except liabilities included in Financing Activities)	634,578	(2,164,732)
Collections related to service charge income	2,497,166	1,727,820
Payments related to service charge expense	(1,278,528)	(790,971)
Administrative expenses paid	(2,994,236)	(2,138,336)
Organizational and development expenses paid	(28,168)	(33,727)
Net collections from punitive interest	8,277	6,842
Differences from judicial resolutions paid	(2,699)	(2,422)
Collections of dividends from other companies	—	120
Other collections related to other income and expenses	988,096	136,128

Net cash flows used in operating activities	(4,775,611)	(3,152,965)

Investment activities
Net payments from premises and equipment	(151,074)	(39,089)
Net payments from other assets	(102,329)	(139,753)
Other payments from investments activities	(257,597)	(325,134)

Net cash flows used in investment activities	(511,000)	(503,976)

Financing activities
Net (payments) / collections from:
- Unsubordinated corporate bonds	(145,116)	(283,750)
- Argentine Central Bank	(11,748)	(5,793)

Other	(11,748)	(5,793)
- Banks and international agencies	(359,746)	(458,503)
- Financing received from local financial institutions	293,711	30,790
Payments of dividends	—	(97,955)
Other payments related to financing activities	(1,638,734)	(366,573)

Net cash flows used in financing activities	(1,861,633)	(1,181,784)

Net decrease in cash and cash equivalents	(7,148,244)	(4,838,725)

(1)	See note 6 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2017, PRESENTED IN COMPARATIVE

FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2016, AND THE

STATEMENTS OF INCOME AND CASH AND CASH EQUIVALENTS FLOW AS OF

MARCH 31, 2016

(ART 33 – General Companies Law)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement Nr. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S,A, (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated—line by line – its balance sheets as of March 31, 2017 and December 31, 2016, and the statements of income and cash and cash equivalents flow for the three month period ended March 31, 2017 and 2016, as per the following detail:

•	As of March 31, 2017:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the three month periods ended March 31, 2017 and 2016.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the three month periods ended March 31, 2017 and 2016.

•	As of December 31, 2016:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía, Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2016.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the portion of its fiscal year ended December 31, 2016.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a three month period ended on March 31, 2017 and 2016.

Interests in subsidiaries as of March 31, 2017 and December 31, 2016 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		03-31-2017	12-31-2016	03-31-2017	12-31-2016	03-31-2017	12-31-2016
BBVA Francés Valores S.A.	Common	12,396	12,396	96,9953	96,9953	96,9953	96,9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53,8892	53,8892	53,8892	53,8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50,0000	50,0000	50,0000	50,0000
Volkswagen Financial Services Compañía Financiera S.A.	Common	23,970,000	23,970,000	51,0000	51,0000	51,0000	51,0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Common	230,398	230,398	95,0000	95,0000	95,0000	95,0000

(1)	The Bank holds a direct stake of 95 % of capital of the Company and an indirect interest of 4.8498 % through BBVA Francés Valores S.A.

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in Note 2 below, as of March 31, 2017 and December 31, 2016 and net income balances for the three month periods ended March 31, 2017 and 2016, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	03-31-2017	12-31-2016	03-31-2017	12-31-2016	03-31-2017	12-31-2016	03-31-2017	03-31-2016
BBVA Francés Valores S.A.	113,403	98,892	2,677	2,216	110,726	96,676	14,050	19,660
Consolidar AFJP S.A. (undergoing liquidation proceedings)	40,887	40,576	32,344	34,539	8,543	6,037	2,506	(1,239)
Volkswagen Financial Services Compañía Financiera S.A.	2,657,352	1 ,826,091	2,112,844	1,291,995	544,508	534,096	10,410	—
PSA Finance Argentina Cía. Financiera S.A.	3,948,867	3,160,749	3,419,550	2,455,941	539,317	704,808	44,509	73,259
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	322,691	238,189	44,743	25,095	277,948	213,092	50,836	19,040

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in Note 2 to the separate financial statements of the Bank. The following are the main differences with the Argentine professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the Argentine professional accounting standards:

•

PSA Finance Argentina Cía. Financiera S.A. assesses its income tax liability applying the effective tax rate to the estimated taxable income, without considering the effect of temporary differences between the valuation of assets and liabilities for accounting and tax purposes. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized where the reversal of temporary differences will result in a future decrease in the assessed tax liability. In addition, unused tax losses or tax credits deductible from future taxable income should be recognized as deferred assets, to the extent their recoverability is likely. Should this criterion have been applied, shareholder’s equity disclosed in the consolidated financial statements would have been increased by 14,929 and 14,007 as of March 31, 2017 and the end of the previous fiscal year, respectively.

In the case of Volkswagen Financial Services Compañía Financiera S.A., shareholder’s equity disclosed in the consolidated financial statements would have been increased by 3,445 as of December 31, 2016.

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards, Had this criterion been applied, shareholders’ equity would have been increased by 5,025 and 4,711 as of March 31, 2017 and the end of the previous fiscal year, respectively.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar AFJP S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System. As a consequence, Consolidar AFJP S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System, said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar AFJP S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar AFJP S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr, Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar AFJP S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar AFJP S.A.

On January 28, 2010, the dissolution of Consolidar AFJP S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (the “IGJ”).

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar AFJP S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar AFJP S.A. (undergoing liquidation proceedings) should file a Note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar AFJP S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar AFJP S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced, The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	03-31-2017	12-31-2016
Consolidar AFJP S.A. (undergoing liquidation proceedings)	3,939	2,784
BBVA Francés Valores S.A.	3,327	2,905
PSA Finance Argentina Cía. Financiera S.A.	264,658	352,404
Volkswagen Financial Services Compañía Financiera S.A.	266,809	261,707
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	418	341

Total	539,151	620,141

5.	RESTRICTIONS ON ASSETS

a)

BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A. booked in the amount of 76,100 and 66,400 as of March 31, 2017 and December 31, 2016, respectively. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See Note 7 to the separate financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The statements of cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	03-31-2017	12-31-2016	03-31-2016	12-31-2014
a) Cash and due from banks	41,149,363	48,226,107	23,414,261	27,970,286
b) Loans to financial sectors, call granted maturity date less than three months.	558,500	630,000	110,300	393,000

CASH AND CASH EQUIVALENTS	41,707,863	48,856,107	23,524,561	28,363,286

Loans to the financial sector and call granted with a maturity of less than three months indicated in section b) is considered to be cash equivalents because they it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	03-31-2017	12-31-2016
a) GOVERNMENT AND CORPORATE SECURITIES
* Holdings at fair value
Secured Bonds due in 2020	1,682,777	1,737,508
Treasury Bills in US Dollar maturing 04-17-2017	1,170,882	—
Treasury Bills in US Dollar maturing 07-17-2017	1,071,118	—
Federal Government Bonds adjusted by CER due 2021	395,833	649,721
Peso-denominated Discount governed by Argentine Law maturing in 2033	289,801	227,048
National Treasury Bonds fixed rate maturing 2021	289,315	327,356
National Treasury Bonds fixed rate maturing 2023	241,585	193,022
National Treasury Bonds in Pesos fixed rate maturing 09/19/18	—	542,000
Federal Government Bonds in Pesos Badlar + 325 pbs maturing in 2020	—	219,240
Federal Government Bonds in US Dollar 7% maturing in 2017	—	197,363
Other	535,378	211,673

Total	5,676,689	4,304,931

	03-31-2017	12-31-2016
* Holdings booked at amortized cost
Treasury Bills in US Dollar maturing 12/15/2017	441,375	—
Treasury Bills in US Dollar maturing 09/15/2017	801,556	—
Treasury Bills in US Dollar maturing 03/20/2017	—	787,486
Debt Securities of the Province of Buenos Aires in pesos Series II	—	100,277
Other	473	16,326

Total	1,243,404	904,089

* Instruments issued by the BCRA
BCRA Bills (LEBAC)	17,094,292	7,375,103

Total	17,094,292	7,375,103

* Investments in listed corporate securities
FBA Ahorro Pesos Investment Fund	184,432	121,775
FBA Bonos Argentina Investment Fund	18,545	17,600
FBA Renta Pesos Plus Investment Fund	10,405	10,803
FBA Renta Mixed Investment Fund	5,464	—
Other	5,417	5,441

Total	224,263	154,899

- Allowances	(217)	(213)

Total	24,238,431	12,738,809

b) LOANS—Other
Loans for prefinancing and export financing	10,683,047	8,486,700
Other fixed-rate financial loans	4,683,963	2,948,343
Credit line loans for production and financial inclusion	1,930,018	1,936,170
Loans to financial entities not resident in Argentina	1,581,090	1,674,658
Other loans to Concessionaires F.P.	1,654,287	1,454,016
Other loans at reduced rate	—	208,399
Other	4,290	1,045,844

Total	20,536,695	17,754,130

c) INVESTMENTS IN OTHER COMPANIES – Other
In other companies—unlisted	125,958	109,981
In companies-supplementary activities	108,033	98,060

Total	233,991	208,041

	03-31-2017	12-31-2016
d) OTHER RECEIVABLES – Other
Guarantee deposits	1,126,110	1,120,490
Deferred tax asset (Note 2.3.s))	659,540	590,867
Miscellaneous receivables	512,599	637,255
Prepayments	510,519	404,927
Tax prepayments	361,091	76,447
Loans to personnel	191,905	175,507
Advances to personnel	6,061	118,544
Other	41,002	62,608

Total	3,408,827	3,186,645

e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS—Other
Accounts payable for consumption	4,734,505	4,724,388
Collections and other operations for the account of third parties	1,904,909	1,569,700
Other withholdings and collections at source	1,233,941	1,320,614
Money orders payable	597,186	538,216
Fees collected in advance	434,514	332,523
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	369,495	369,284
Social security payment orders pending settlement	157,617	14,945
Third-party collection Floor Planning VW	93,994	137,134
Funds raised from third parties	17,155	13,392
Loans received from Interamerican Development Bank (IDB)	16,296	17,567
Accrued commissions payable	10,937	16,274
Pending Banelco debit transactions	8,303	147,393
Other	102,932	102,073

Total	9,681,784	9,303,503

f) OTHER LIABILITIES – Other
Miscellaneous payables	1,450,620	1,294,341
Amounts collected in advance	964,263	969,780
Accrued salaries and payroll taxes	777,310	984,983
Accrued taxes	276,373	422,165
Income tax payable (Note 2.3.s))	79,098	1,139,049
Other	1.139	4,559

Total	3,548,803	4,814,877

	03-31-2017	12-31-2016
g) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other
Items in safekeeping	132,367,465	118,909,223
Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	113,677,395	101,831,865
Checks not yet credited	9,343,370	9,756,237
Collections items	1,126,329	1,264,327
Checks drawn on the Bank pending clearing	1,023,150	1,125,465
Cash in custody on behalf of the BCRA	840,000	920,400
Other	214,617	222,730

Total	258,592,326	234,030,247

	03-31-2017	03-31-2016
h) SERVICE CHARGE EXPENSES—Other
Turn-over tax	178,206	119,177
Insurance paid on lease transactions	52,604	46,146
Insurance paid for life insurance	88.756	—
Other	8,840	11,286

Total	328,406	176,609

i) OTHER INCOME – Other
Deferred income tax (1)	68,673	—
Income from the Credit Card Guarantee Fund	23,044	60,184
Related parties expenses recovery	25,614	14,972
Interest on loans to personnel	5,982	6,961
Income from payment orders	—	19,432
Rentals	176	818
Other (Note 2.3.s))	1,231,891	2,189

Total	1,355,380	104,556

(1)	Offset by the same amount recorded in the account Charge for uncollectibility of other receivable and other allowances from other expense category.

	03-31-2017	03-31-2016
j) OTHER EXPENSES – Other
Tax to deferred gains (1)	—	14,000
Insurance losses	11,858	6,831
Donations	3,179	2,607
Turn-over tax	3,320	6,100
Private health insurance for former employees	5,470	4,369
Other (2)	411,083	16,267

Total	434,910	50,174

(1)	Compensated with the same amount recorded in the account “Loans recovered and reversals of allowances and other provisions under” from other income category.
(2)

This includes 393,559 that reflects the regularization in the rate applied to social security contributions starting in December 2013 until March 2017. In December 2013, the Entity reported to AFIP that in accordance with Section 2, Sub-section b) of the Argentine Executive Branch’s Decree Nr. 814/01 and Section 1 of Law Nr. 22.016, the Entity would start to apply the 17% tax rate instead of the 21% tax rate to the payment of social security contributions. The rules and regulations in force imposed said tax rate on the stock corporations in which the State holds an ownership interest and are governed by the Argentine Companies Law Nr. 19,550. The Argentine Government holds an ownership interest in the Entity through the Sustainability Guarantee Fund as from the nationalization of pension fund managers that occurred in the year 2008. Having heard about certain cases in which AFIP turned to arguments that reject the application of the 17% tax rate, the Entity decided to regularize the situation until March 2017 and for the period December 2013 – May 2016 the Entity adhered to the plan of payment in installments prescribed by General Resolution Nr. 3920/2016 which regulates Law Nr. 27,260.

EXHIBIT I

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	03.31.17	12.31.16
COMMERCIAL PORTFOLIO
Normal performance	44,303,418	42,728,348

Preferred collaterals and counter guaranties “A”	1,965,649	1,751,341
Preferred collaterals and counter guaranties “B”	1,347,499	1,413,827
Without senior security or counter guaranties	40,990,270	39,563,180
With special follow-up	22,141	13,116

Under observation	15,366	5,968

Preferred collaterals and counter guaranties “B”	2,533	3,613
Without senior security or counter guaranties	12,833	2,355
Negociations for recovery or re-financing agreements underway	6,775	7,148

Preferred collaterals and counter guaranties “B”	5,906	6,177
Without senior security or counter guaranties	869	971
Non-performing	9,246	17,568

Without senior security or counter guaranties	9,246	17,568
With high risk of uncollectibility	31,784	11,385

Preferred collaterals and counter guaranties “B”	7,305	7,105
Without senior security or counter guaranties	24,479	4,280

TOTAL (1)	44,366,589	42,770,417

(1)

Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts—Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT I

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	03.31.17	12.31.16
CONSUMER AND HOUSING PORTFOLIO
Normal performance	42,745,031	40,347,631

Preferred collaterals and counter guaranties “A”	12,298	11,534
Preferred collaterals and counter guaranties “B”	6,292,505	5,808,488
Without senior security or counter guaranties	36,440,228	34,527,609
Low Risk	463,507	420,832

Other collaterals and counter guaranties “B”	79,890	68,816
Without senior security or counter guaranties	383,617	352,016
Medium Risk	420,655	363,965

Other collaterals and counter guaranties “B”	17,179	20,628
Without senior security or counter guaranties	403,476	343,337
High Risk	221,853	198,986

Other collaterals and counter guaranties “B”	31,740	24,799
Without senior security or counter guaranties	190,113	174,187
Uncollectible	34,223	41,900

Other collaterals and counter guaranties “B”	12,867	18,483
Without senior security or counter guaranties	21,356	23,417
Uncollectible, classified as such under regulatory requirements	3	87

Other collaterals and counter guaranties “B”	—	61
Without senior security or counter guaranties	3	26

TOTAL	43,885,272	41,373,401

GENERAL TOTAL (1)	88,251,861	84,143,818

(1)

Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE THREE MONTH PERIOD ENDED

MARCH 31, 2017

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés booked a gain of 1,605,770, thus reaching an average return on equity (ROE) of 38.2% and an average return on assets (ROA) of 3.8%.

BBVA Francés continues to be focused on improving the experiences of clients during their interaction with the Bank. To this end, the Entity has a broad distribution model with countrywide presence and a network of 304 customer service points. Out of these, 252 are retail banking branches and 34 are branches specialized in small and medium enterprises and institutions. Corporate banking, in turn, is organized by industry sectors: Consumption, Heavy Industries and Energy, each interacting with large enterprises on a personalized basis. To supplement its distribution network, BBVA Francés has 16 banks on an “on the premises” modality, 1 point of sales, 1 point of express customer service, 742 automatic teller machines and 799 self-service terminals. As of March 31, 2017, the Bank had 6,231 employees.

BBVA Francés’ strategy remains focused on digital transformation in order to build a new bank model, leveraged in new technologies and to able to lead the financial industry. To this end, BBVA Francés continued to work on the development of new tools to provide more and better solutions that maintain customer satisfaction and transactionality at the highest level.

In line with its business strategy, BBVA Francés has also focused on establishing new standards in the users’ experience and in the quality of service offered, improving and increasing the interaction with both clients and non-customers and developing a model of care and more efficient and differential distribution, ensuring greater reach. Likewise, the Entity has strengthened its efforts in the growth of digital sales, driven the capture of new digital customers (web + mobile) and developing new functionalities to optimize the processes in this type of sales.

BBVA Francés also continued to work towards strengthening the businesses in which it is present. In this sense, the Bank continued to strengthen its strong franchise in the Credit Card business and consolidated its position in the pledge business, exploiting the strategic partners model with LATAM, PSA Finance Argentina Cía. Financiera S.A., Rombo Cía Financiera S.A., and Volkswagen Financial Services Cia. Financiera S.A., among others. BBVA Francés has taken its first steps in the mortgage business and is working to become a leading player in this market, which seems to present positive prospects for the coming years.

Regarding the performance of the Bank in terms of activity, the Bank’s portfolio of loans to the private sector totaled 84,669,341 as of March 31, 2017, which represents a 40.4% growth rate during the last twelve months and a 5.3% growth rate during the quarter. The market share increased by 22 basis points to 6.6% at the end of the period.

This growth was supported by the increase in the loan portfolio to companies, which grew by 55.2% in the last twelve months, resulting in a commercial loan share gain of 37 basis points, reaching 7.2% at 31 of March, 2017. Financing for foreign trade operations had a remarkable performance in the period, growing by 137.2% in the last twelve months.

Consumer finance rose by 30.5% in the last twelve months, with consumer loans and credit cards showing a good performance (an increase of 41.7% and 27.0%, respectively).

Information not covered by the Interim Review Report.

Regarding asset quality, the Bank has been able to maintain the best indicators of the Argentine financial system, in an environment that has shown signs of deterioration. The portfolio quality ratio (non-performing Financing / Total financing) was 0.84%, with a coverage ratio (total allowances / non-performing Financing) of 248.3 % at the end of the period.

As of March 31, 2017, the portfolio of Government securities, totaled 6,920,093 and represented 4.0% of the Bank’s total assets, while the instruments issued by the BCRA, net of repurchase agreements, totaled 7,317,499 as of that date and since they are short-term, they are used in order to allocate liquidity.

In terms of liabilities, total customer funds totaled 122,822,030, growing 53.3% in the last twelve months and 7.2% in the quarter. Demand deposits increased by 58.5% in the year and by 7.9% in the quarter, while term deposits increased by 21.9% and by 20.3% in the year and quarter, respectively. On the other hand, as a result of the application of the fiscal amnesty regime, special account balances were recorded for 10,751,908, representing 8.8% of the total deposits to the private sector.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of March 31, 2017, liquid assets (cash and cash equivalents plus Government and corporate securities) represented 53.2% of the Bank’s deposits. In addition, the capital ratio was at 12.8% of risk-weighted assets. The Bank exceeded the minimum capital requirements by 6,241,812 as of such date.

Net financial revenues grew by 2.8% in the year, while they fell by 5.8% compared to the previous quarter. With respect to financial income, net financial revenues fell by 3.9% in relation to the same quarter of the previous year. This decline mainly reflects a sharp fall in the rate of securities issued by the Central Bank, lower results due to differences in quotation and lower results generated by CER clauses, with a lower increase in inflation in the first three months of 2017 compared to the first three months of 2016. Regarding financial expenses, they fell 11.8% compared to the same quarter of the previous year, as a consequence of the drop in rates, registering a fall of 10 percentage points in the wholesale rate of fixed terms.

The provision for loan losses increased compared to the same quarter of 2016 resulting from the portfolio impairment, mainly the retail portfolio and a greater volume of placements.

Net service revenues increased by 32.5% compared to the same quarter of the previous year. Commissions earned totaled 2,515,223, representing an increase of 45.8% compared to the same quarter of the previous year, mainly driven by revenues derived from increased consumption with credit cards and increased activity in deposit accounts. On the other hand, service charge expenses reached 1,281,121, representing a 61.2% increase compared to the same quarter of the previous year. This increase was generated by higher commissions paid by the LATAM Pass program, promotions for purchase with credit cards and campaigns, generating the latter a rise of more than 28,000 customers as of March 31, 2017. Finally, BCRA Communication “A” 5928, of September 1 2016 introduced changes in the insurance regime. Regarding life insurance it is prohibited to collect from users any type of commission and / or charge.

Administrative expenses totaled 2,899,037, up 38.0% compared with those of the same quarter of the previous year. The increase in personnel expenses was the consequence of salary increases. Overheads reflect higher increases in the cost of transportation of securities, security services, advertising, electricity and communications and taxes. Expenses increased due to a greater volume of activity, due to the general increase in prices, the depreciation of the currency and the increase in tariffs.

Information not covered by the Interim Review Report.

Outlook

Plans for 2017

In relation to the expectations for 2017, it is estimated that the economy will start to grow again and BBVA Francés is prepared to lead the growth that the Argentine financial system will experience in the coming years.

In this sense, the plans for 2017 will be based on three pillars closely linked to what customers need and demand:

•	Improve customers’ experience

In addition to focusing on quality standards, the Bank will also focus on redefining processes and establishing measurable service levels for both external and internal customers. To achieve this, innovation will be a necessary and fundamental piece.

In relation to the segments, the Bank will work to gain flexibility in the customer service model, the roles and the current functions to provide a better service. The aim is to empower the officers so that they can respond to the needs of their clients and to provide them with new channels of care.

In this economic context, another of the pillars will be the investment world, for which the Bank is working on the design of a completely renewed set of products for its clients, as well as in the improvement of digital channels.

•	Distribution

BBVA Francés intends to increase its customer base and for this purpose continuously analyzes the most cost-effective and efficient way of doing so. The strategy to achieve this goal is based on the development and evolution of the contact channels. In this sense, it will be of the utmost importance to digitize 100% of the customers to give more options of contact and service. In this way customers will be able to choose through which channel they want to be served.

The Bank has also developed a detailed plan in order to remove a substantial part of the transactions carried out by the box line and transfer them to digital channels to provide a high quality service to its customers. This will also be important to be able to evolve in terms of sales and cross-selling, since this will gain greater possibility of contact with our customers.

•	Business in the main segments and products and efficient allocation of capital

To lead the evolution in the offer of value to clients and to take advantage of the opportunities of future growth of the financial system, the Bank will make special emphasis on:

•	Continuing with actions to acquire new customers and maintain a good performance in terms of customer retention.

•	Maintaining leadership position in businesses such as secure loans and credit cards.

•	Developing value propositions in those segments that present great growth opportunities, such as mortgage and investment loans.

•	Focusing on the segment of small and medium enterprises.

Information not covered by the Interim Review Report.

•	Continuing to drive growth in the payroll segment. This will be essential to capture greater value in the retail business.

•	Improving in terms of pricing and asset allocation according to our models of return on regulatory capital.

Information not covered by the Interim Review Report.

CONSOLIDATED STATEMENT OF BALANCE SHEET STRUCTURE

COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	03-31-2017	03-31-2016	03-31-2015	03-31-2014	03-31-2013
Total Assets	184,364,247	115,318,807	81,177,530	64,771,464	46,140,571
Total Liabilities	166,670,291	100,062,559	69,606,605	56,061,130	40,534,806
Minority Interest in subsidiaries	539,151	374,801	308,103	192,036	129,677
Stockholders’ Equity	17,154,805	14,881,447	11,262,822	8,518,298	5,476,088
Total Liabilities + Minority Interest in subsidiaries + Stockholders’ Equity	184,364,247	115,318,807	81,177,530	64,771,464	46,140,571

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	03-31-2017	03-31-2016	03-31-2015	03-31-2014	03-31-2013
Gross intermediation margin	3,066,449	2,983,692	2,285,429	2,448,888	1,104,045
Allowances for loan losses	(323,969)	(161,351)	(143,097)	(118,744)	(94,100)
Net income from services	1,234,102	931,083	960,451	728,761	544,674
Administrative expenses	(2,899,037)	(2,101,298)	(1,584,248)	(1,220,123)	(920,158)

Net gain from financial transactions	1,077,545	1,652,126	1,518,535	1,838,782	634,461
Other income	1,438,624	250,483	117,680	238.282	123.767
Other expenses	(563,998)	(148,487)	(180,596)	(164,617)	(121,554)
Miscellaneous income and expenses – net	874,626	101,996	(62,916)	73,665	2,213
Results of minority interest in subsidiaries	(29,009)	(38,735)	(32,046)	(19,638)	(11,697)
Income tax	(317,392)	(550,303)	(492,627)	(530,691)	(280,825)

Net income for the period	1,605,770	1,165,084	930,946	1,362,118	344,152

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	03-31-2017	03-31-2016	03-31-2015	03-31-2014	03-31-2013
Net cash flow (used in) / provided by operating activities	(4,775,611)	(3,152,965)	679,055	(2,515,483)	(414,254)
Net cash flow used in investment activities	(511,000)	(503,976)	(137,140)	(352,848)	(152,731)
Net cash flow provided by / (used in) financing activities	(1,861,633)	(1,181,784)	(279,061)	289,312	(416,861)
Financial results and results from holdings of cash and cash equivalents	—	—	—	—	54

Total cash (used) / provided during the period	(7,148,244)	(4,838,725)	262,854	(2,579,019)	(983,792)

STATISTICAL RATIOS COMPARED TO SAME PERIODS IN PRIOR FISCAL YEARS

(year-over-year variations in balances)

	03-31-2017/16	03-31-2016/15	03-31-2015/14	03-31-2014/13	03-31-2013/12
Total Loans	40.20%	36.97%	17.71%	22.74%	28.70%
Total Deposits	53.33%	44.70%	23.38%	28.29%	17.69%
Net Income	37.82%	25.15%	(31.65%)	295.79%	43.09%
Stockholders’ Equity	15.28%	32.13%	32.22%	55.55%	33.28%

RATIOS COMPARED TO PRIOR FISCAL YEARS

	03-31-2017	03-31-2016	03-31-2015	03-31-2014	03-31-2013	03-31-2012
Solvency (1)	10.26%	14.82%	16.11%	15.14%	13.47%	11.52%
Liquidity (2)	53.24%	51.07%	50.01%	43.46%	34.10%	42.06%
Tied-up capital (3)	2.49%	2.64%	2.91%	2.49%	1.64%	1.66%
Indebtedness (4)	9.75	6.75	6.21	6.60	7.43	8.68

(1)	Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)
(2)	Sum of Cash and due from Banks and Government and corporate securities/Deposits
(3)	Sum of Premises and equipment, other assets and Intangible assets/Assets
(4)	Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity

KPMG Audit Bouchard 710 - (C1106ABL) Buenos Aires, República Argentina	Telephone +54 (11) 4316 5700 Fax +54 (11) 4316 5800 Internet www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Taxpayer Identification Number (C.U.I.T.): 30-50000319-3

Legal address: Reconquista 199

City of Buenos Aires

Argentina

Report on Interim Financial Statements

We have reviewed the accompanying interim separate financial statements of BBVA Banco Francés S.A. (“the Bank”), which comprise the balance sheet as of March 31, 2017, and the related statements of income, changes in shareholders’ equity and cash and cash equivalents flow for the three-month period then ended, and Notes 1 to 22 and Exhibits A, B, C, D, E, F, G, H, I, J, K, L, N and O. In addition, we have also reviewed the interim consolidated financial statements of the Bank and its subsidiaries, which comprise the consolidated balance sheet as of March 31, 2017, and the related consolidated statements of income and cash and cash equivalents flow for the three-month period then ended, and Notes 1 to 7 and Exhibit 1 presented as supplementary information.

Bank’s responsibility for the Financial Statements

The Bank is responsible for the preparation and fair presentation of the accompanying interim financial statements in accordance with the accounting standards issued by the Argentine Central Bank (“BCRA”), and for the design, implementation and maintenance of such internal control as the Bank determines is necessary to enable the preparation of financial statements that are free from material misstatement.

Auditors’ Responsibility and Scope of the Review

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with the review rules set forth by Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences and the “Minimum Requirements on External Audits” issued by the BCRA applicable to the review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements do not present fairly, in all material respects, the financial position of the Bank as of March 31, 2017, the results of its operations, the changes in shareholders’ equity and cash and cash equivalent flow for the three-month period then ended, as well as the consolidated financial position of the Bank and its subsidiaries as of March 31, 2017, the consolidated results of its operations and consolidated cash and cash equivalents flow for the three-month period then ended, in conformity with accounting standards issued by the BCRA.

© 2017 KPMG, a Partnership established under Argentine Law and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved.

Emphasis of Matter

Without modifying our conclusion, we draw the attention of the users of this report to the following matters:

a)

as mentioned in Note 3 to the accompanying interim separate financial statements and Note 2 to the interim consolidated financial statements, these financial statements were prepared by the Bank in accordance with the accounting standards issued by the BCRA, which do not fully conform with the professional accounting standards in force in the City of Buenos Aires (Argentina); the nature of these differences is described in the notes referred to above, and

b)

as mentioned in Note 18 to the accompanying interim separate financial statements, the items and figures shown in the reconciliation included therein are subject to change and may only be considered as final when preparing the year-end financial statements for the year in which the Bank first applies the International Financial Reporting Standards as adopted by the BCRA, which differ from IFRS in that the BCRA has adopted a temporary exemption from the application of section 5.5 “Impairment” of IFRS 9 “Financial Instruments (issued July 2014)”.

Other matters

As it relates to the figures and other information for the fiscal year ended December 31, 2016 and for the three-month period ended March 31, 2016, presented for comparative purposes, it should be noted that:

a)

the figures and other information as of December 31, 2016 derive from the financial statements, which were examined by other auditors, who issued their independent auditors’ report on February 9, 2017 and expressed an unqualified opinion thereon, and

b)

the figures and other information for the three-month period ended March 31, 2016 derive from the related interim financial statements, which were reviewed by other auditors, who issued their interim review report on May 10, 2016 and expressed an unqualified conclusion on the financial statements referred to above.

City of Buenos Aires (Argentina), May 10, 2017

KPMG

María Gabriela Saavedra

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: June 5, 2017	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer